QUIPP®


The Post ... News
UNITED!
QUIPP AND NEWSTEC PARTNERSHIP CREATES AN INTEGRATED POST PRESS SOLUTION

Quipp, Inc.
2005 Annual Report

Year ended December 31,

(In thousands, except per share data)	**2005**	**2004**	**2003**	**2002**	**2001**
Income Statement Information					
Net sales	**$25,783**	$24,690	$19,521	$16,530	$21,669
Gross profit	**6,271**	6,437	5,579	4,133	5,250
Operating income (loss)	**(122)**	459	166	(469)	(191)
Net income (loss)	**254**	486	201	(106)	190
Per Share Information					
Net income (loss) per share - basic	**$.18**	$.34	$.14	$(.07)	$.12
Net income (loss) per share - diluted	**.18**	.34	.14	(.07)	.11
Book value per share	**8.50**	8.38	8.04	7.91	8.00
Market price - high	**18.49**	19.49	13.36	15.10	26.44
- low	**9.62**	11.50	9.00	8.25	12.31
Balance Sheet Information					
Current assets	**$15,885**	$18,441	$17,109	$14,723	$15,029
Total assets	**23,099**	20,901	19,793	16,902	17,839
Current liabilities	**10,675**	8,623	7,894	5,139	5,854
Long-term liabilities	**264**	350	450	550	650
Shareholders' equity	**12,161**	11,928	11,450	11,212	11,336
Weighted average number of common equivalent shares outstanding	**1,429,929**	1,425,497	1,422,707	1,417,682	1,658,296

This report contains forward looking statements that address, among other things, the ability of newspapers to continue to attract advertising revenues; changes in products produced by newspaper companies; continued popularity of preprinted inserts; future viability of newspapers as a media form; seasonal patterns of order rates; and other matters identified in the enclosed Annual Report on Form 10-K in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Actual results may differ from those suggested in the forward looking statements due to a number of factors, including economic conditions generally and in the newspaper industry; a decline in capital spending by newspaper publishers; lack of acceptance of recently introduced products and newly developed products; unanticipated installation difficulties; competition; and other factors described in the Form 10-K.

QUIPP®

RECEIVED
NOV 17 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 210

November 10, 2006

Dear Quipp Shareholder:

Enclosed is a copy of the Quipp, Inc. 2005 Annual Report. As is clear from its content, this report was prepared several months ago, but is being delivered now due to delays in scheduling our Annual Meeting of Shareholders. Therefore, I am including this letter to give you a brief update regarding current market conditions and Company activities. Financial information relating to the first three quarters of 2006 are included in our quarterly reports that have been filed with the Securities and Exchange Commission, and are available on the SEC's website at *www.sec.gov.*

The evolution of the newspaper industry is accelerating, and this environment presents immediate challenges to suppliers of post-press equipment and systems. Based on discussions with many of our customers, it appears that newspaper publishers have restricted capital expenditures for traditional ink-on-paper production projects. Most major newspapers are evaluating and developing new products, such as video-on-demand, that utilize online technology. Also, newspapers are revamping their printed products in an effort to target readers having specific demographic characteristics. We believe that, as a result of these changes, allocations of capital budgets are shifting, which has had an adverse effect on Quipp's incoming order rate in 2006.

Nevertheless, the printed product remains a major advertising revenue source for newspapers. The sheer magnitude of newspaper printed ad revenues (more than $47 billion in 2005, according to the Newspaper Association of America, compared to slightly more than $2 billion from newspaper web sites), should ensure continued investment in this profitable segment of the newspaper business. As our customers seek to improve efficiencies and upgrade their post-press operations, Quipp has been expanding its product offering to protect its share of the newspaper stacker and wrapper market and to respond to the forecasted growing demand for inserters.

On another topic, we are continuing to evaluate strategic alternatives in an effort to enhance shareholder value. This project began in February of this year, and is ongoing. We hope to be able to report to you on the progress of this effort in the not too distant future.

Thank you for your continued interest in Quipp. We look forward to welcoming you at the Annual Meeting.

Sincerely,

Michael S. Kady

Michael S. Kady
President and Chief Executive Officer

1-PH/2529601.2

QUIPP SYSTEMS, INC. • 4800 N.W. 157 STREET • MIAMI, FLORIDA 33014-6434 • PHONE: (305) 623-8700 • FAX: (305) 623-0980

2005 Annual Report
Letter to Shareholders



Michael S. Kady
President and CEO
Quipp, Inc.

Dear Quipp Shareholders:

Quipp emerged from 2005 as a company better suited to address the needs of the newspaper industry due primarily to its acquisition of Newstec, Inc., a manufacturer of high speed inserting equipment. Quipp's future growth will be dependent upon its ability to understand and address the challenges and opportunities in today's newspaper industry, and to successfully diversify into other market segments.

For the past couple of years, much has been written about the pending "demise" of the newspaper industry. Because people are using the Internet as a source of information more frequently than a few years ago, many commentators quickly accepted the notion that newspapers will soon be obsolete. We believe that this assessment is unwarranted. In reviewing the state of the newspaper industry, it is important to keep in mind that its size remains formidable and it currently generates advertising revenues in an amount that far exceeds Internet advertising revenues. Moreover, in the aggregate, newspapers continue to generate above average profit margins. A recent Wall Street Journal article indicated that publicly-traded newspapers produced operating profit margins in 2005 averaging 19.2% of revenues, more than double the average operating profit margin for the companies in the Fortune 500.[1] Therefore, I want to share with you my view not only of the challenges confronting the industry, but the opportunities, both for the industry and for Quipp.

The Newspaper Industry

Challenges

Perhaps the most publicized aspect of the newspaper industry in recent years has been the decline in circulation. Published reports have indicated that newspaper circulation declined at the average rate of one percent per year for the past two decades, and at the rate of 2.5% for the six months ended March 31, 2006. Clearly, alternative sources of information, of which the Internet has been most publicized, have adversely affected newspaper circulation.

Moreover, trends in advertising revenue and newsprint costs have cut industry margins. Data from the Newspaper Association of America (NAA) show that newspaper print advertising revenues increased by only 1.5% in 2005, and for the past three years, ad revenues have grown at an average annual rate of 2.4%. In contrast, newsprint (paper) costs, which represents one of the largest expenses for newspapers (second only to labor costs) have grown more rapidly in recent years. A recent trade journal report cited an estimate that newsprint prices rose nearly 11% per metric ton during 2005, and that newsprint price increases have averaged almost 10% per year since 2003.[2] We believe that the resulting compression in margins and cash flow has caused newspaper publishers to limit the amount of capital spending in their production facilities during the past few years, and Quipp has felt the effects of their constraint.

This recent trend reflects a sharp contrast with the market conditions of the late 1990s. According to NAA, newspaper advertising revenues increased at a steady pace from 1995 to 2000, with average gains of more than 6% per year. During this same time period, NAA reported that per ton newsprint prices declined an average of more than 3% per year. During that five-year period of expanding margins and operating cash flow, newspaper publishers were spending more freely for capital improvements, and Quipp's excellent performance reflected the very healthy state of the newspaper industry.

Opportunities

Despite recent negative trends, we believe that the newspaper industry remains very large and is financially sound. We also anticipate that the industry will continue to attract a significant portion of total advertising expenditures for many years to come. Recent acquisitions within the industry (e.g., McClatchy's purchase of Knight Ridder properties, Lee Enterprise's purchase of Pulitzer, GateHouse Media's purchase of Enterprise NewsMedia, etc.) at relatively strong pricing multiples illustrate the confidence that both newspaper insiders and financial buyers have in the industry. Moreover, the newspaper industry continues to generate significant advertising revenues. According to NAA, U.S. newspapers captured $48.2 billion of media advertising expenditures in 2004 (the most recent "All Media" data reported as of the date of this writing). These ad revenues continue to rank newspapers second among media channels in advertising revenues, behind direct mail ($52.2 billion) and ahead of broadcast TV ($46.3 billion). Advertising expenditures directed toward the Internet were well below the more traditional channels, amounting to $5.3 billion.

Nevertheless, post-press equipment manufacturing companies need to respond to changes in the nature of newspaper advertising. Specifically, the industry has, in recent years, been transformed by the use of preprinted advertisements, or "free standing inserts" (FSIs). The popularity of FSIs is evident when comparing the physical size of most domestic Sunday newspapers, and many daily publications, to their counterparts of a decade ago. The majority of the growth in U.S. newspaper advertising revenues over the past several years has been due to the increased usage of FSIs by a wide range of advertisers[3]. Therefore, newspapers have focused on the installation of inserters in their post-press systems to accommodate this growing source of revenues. Moreover, advertisers are demanding more precision in the distribution of their FSIs so that their costs relating to the production of FSIs can be controlled, and the distribution of FSIs can be directed to targeted geographic markets within a newspaper's service area.

As a result of these trends, inserting in general, and controls that enable finite targeting of advertising materials and accountability to advertisers, represent the newspaper production activity with the greatest recent growth[4] and, we believe, the most promising future potential. Our acquisition of Newstec was designed to position the Company to be a supplier of inserting equipment and controls to larger circulation newspapers than we were previously capable of supplying.

Other trends in the newspaper industry will present opportunities for Quipp. We believe that printed products will change to highlight the content, format and advertising that appeals to more targeted audiences. For example, we envision that one production facility will print, assemble and distribute multiple products such as a major title newspaper, other dailies for surrounding towns, a tabloid for the "under 35" reader, weekly community papers and a foreign language edition. This expanding variety of products helps newspapers achieve two goals. First, targeted audiences are attractive to advertisers, thus enhancing newspapers' ability to boost ad revenues. Second, multiple products with staggered delivery times enable better around the clock utilization of production assets.

These multi-purpose printing facilities will require modern, high capacity post-press systems, including equipment and controls, which we believe will present an opportunity for Quipp. Therefore, as our primary market redefines itself, it is absolutely essential that Quipp take actions to ensure that our products and services are particularly suited for the changing needs of our customers.

> "Quipp's future growth will be dependent upon its ability to understand and address the challenges and opportunities in today's newspaper industry, and to successfully diversify into other market segments."

Quipp's 2005 Performance and Other Corporate Developments

I will now turn to Quipp's 2005 performance and other corporate developments. Despite the uncertainties and volatility of customer demand in the newspaper industry, Quipp emerged from 2005 with a healthy balance sheet, a solid backlog of booked business and deeper penetration into the important inserting segment of newspaper post-press activities. We also were able to generate $1,805,050 in positive cash flow from operations in 2005.

Newstec Acquisition

In August 2005, Quipp completed the acquisition of Newstec, a manufacturer of high speed inserting machines with a primary focus on intermediate size circulation newspapers. This addition greatly enhances the Company's presence in the growing segment of automatic insertion of advertising materials and other items into newspapers. During the first quarter of 2006, we completed the consolidation of Newstec's Walpole, Massachusetts operations into Quipp's Miami, Florida facility. In addition to supplementing Quipp's inserter product offering, the Newstec high speed inserter increases the opportunities for Quipp to be considered for larger projects that are often awarded to the supplier that is capable of offering the entire post-press solution. Newspaper production managers often begin their planning process for new mailrooms or mailroom upgrades by selecting the inserter that meets their requirements. Conveyors, stackers, wrappers and other ancillary equipment are then chosen to complete the layout. By having a high speed inserter available to quote, Quipp can present an entire post-press system solution to a broader range of customers during an earlier stage in the planning process, thereby enhancing its ability to sell ancillary equipment.

Due to the present difficult conditions in the newspaper industry, sales of all post-press equipment, including inserters, have slowed. However, for the reasons set forth above, the acquisition enhances our efforts to provide a product offering that is responsive to the changing demands of the newspaper industry. We believe that, with continued growth in popularity of preprinted inserts, the anticipated benefits of the acquisition will be realized.

Financial Results

Net sales for 2005 amounted to $25,782,879, reflecting a 4% increase compared to $24,690,055 in 2004. Sales of traditional Quipp products actually declined nearly 6%, but were supplemented by sales of Newstec products, which amounted to $2,456,965 following the acquisition. Also contributing to the year-to-year sales gain was the recognition of approximately $2,700,000 of revenue related to a complex system that was booked in the second half of 2003 and shipped prior to 2005.

Net income totaled $253,904 in 2005 compared to $485,786 in 2004. The reduction in net income was largely attributable to the addition of nearly $750,000 of Newstec selling, general and administrative expenses following the acquisition, but only a modest amount of margin related to Newstec sales. The profit margin on Newstec sales was adversely affected by the purchase accounting write-up of Newstec inventory on the date of acquisition, which had the effect of increasing cost of sales by approximately $187,000 upon recognition of the related revenue. Also, our Miami plant was closed for a total of 11 days due to hurricanes Katrina and Wilma, resulting in added building and property maintenance costs coupled with start-up inefficiencies. Partially offsetting these added costs were a favorable settlement of an outstanding claim with the U.S. Export-Import Bank and a favorable adjustment to accrued state income tax liability, which together increased net income by approximately $390,000.

In 2005, we booked new orders amounting to $25,630,000, representing a 29% increase over the $19,913,000 recorded for 2004. A portion of this gain, nearly $820,000, was attributable to orders for Newstec products. Also, orders for Quipp's new Packman packaging system were about $2,500,000 higher in 2005 than in 2004. At the end of 2005, our order backlog amounted to $13,524,000 compared to $8,631,000 at the end of 2004. We believe that a year-end surge in new orders was due in part to some customers accelerating the placement of orders into late 2005 to avoid price increases that went into effect at the beginning of 2006.

> "... Quipp emerged from 2005 with a healthy balance sheet, a solid backlog of booked business and deeper penetration into the important inserting segment of newspaper post-press activities. We also were able to generate $1,805,050 in positive cash flow from operations ..."

Our balance of cash, cash equivalents and securities available for sale amounted to $5,864,641 at the end of 2005 compared to $8,739,207 one year earlier. The decline was primarily due to expenditures associated with the acquisition of Newstec, partially offset by positive cash generation from operations.

Institution of Quarterly Dividends

In late 2005, our Board of Directors approved the payment of quarterly dividends. As previously announced, our determination to institute a quarterly dividend resulted from discussions with several of our large shareholders. While most of these shareholders stated their support for our acquisition of Newstec, which was designed to provide longer-term benefits, some expressed a desire for Quipp also to provide a more immediate return to shareholders. After consideration of anticipated cash requirements, our Board of Directors determined that it would be appropriate to commence quarterly dividend payments at the rate of $.05 per share.

Evaluation of Strategic Alternatives

On February 28, 2006, Quipp announced that its Board of Directors decided to evaluate strategic alternatives to determine whether a strategic transaction, including a possible sale of the Company, is feasible and desirable. At the same time, the Board reconfirmed its support of the Company's acquisition growth strategy, and management will maintain its focus on expanding the business while strategic options are being reviewed. The evaluation is ongoing.

Conclusion

While the newspaper industry has undergone substantial changes during the past several years, we believe that newspapers will remain an important media form for the foreseeable future. Despite the challenges we continue to confront in dealing with changes and conditions in the newspaper industry, we are confident that we are taking the necessary steps to reconfigure Quipp, enabling it to better serve the needs of existing customers and positioning it to participate in growth market segments. While new orders during the early months of 2006 have declined from the rate we experienced in the latter part of 2005, we are hopeful that customer demand will continue to follow historical patterns, as new order bookings during the second half of recent years have been significantly stronger than during the first half.

I cannot conclude without expressing my sincere gratitude to all Quipp employees for their contributions during 2005. They confronted the challenges related to market volatility, plant consolidation and hurricanes with the determination and commitment necessary to maintain Quipp's reputation for superior quality products and services. And, as always, we appreciate the support of our customers, suppliers and shareholders.

Michael S. Kady
President and Chief Executive Officer

---

[1] "As Market Shifts, Newspapers Try to Lure New, Young Readers," *The Wall Street Journal*, March 22, 2006.

[2] "The Data Page," *PRESSTIME*, February 2006.

[3] "Insert Your Preprint Needs Here," *PRESSTIME*, May 2006.

[4] "Insert Your Preprint Needs Here," *PRESSTIME*, May 2006.

OUR QUEST FOR GROWTH!

"A key driver of Quipp's recent growth has been the development and acquisition of new products," according to Mike Kady, Quipp's President & CEO. "The Quipp PACKMAN Packaging System and the Newstec High-Speed Inserter are the latest additions to our expanding product line. In both cases, we have applied our many years of engineering experience to ensure that our customers receive the reliable, cost saving solutions that they have learned to expect from Quipp."



Newstec High-Speed Inserter


QUIPP

Quipp PACKMAN Packaging System

According to Mr. Kady, "The addition of the Newstec High-Speed Inserter to the Quipp product line gives many customers the opportunity to deal with a single equipment supplier for all their post-press needs."

Mr. Kady added "The Quipp PACKMAN Packaging System enables our customers to produce well formed bundles of heavily inserted newspapers at exceptional speeds. Also, the machine occupies a very compact space."

OUR AWARDS!


2,100 Bottom
Wrappers
sold since
QUIPP

NEWSPAPERS '05
DALLAS | MARCH

NAA is proud to present the
Peoples Choice Award Winner

Quipp Systems, Inc.
Booth #2903



In March 2005, Quipp received the People's Choice Award at the NEXPO Show in Dallas, TX.



Above: Mr. Mike Kady, President & CEO of Quipp, Inc., receiving the award.



Above: The "proud" Quipp team after receiving the award

In April 2005, Quipp won the runner up award at the South Florida Business Journal's 2005 Business of the Year Awards, in the category General Business - $10 Million to $25 Million.

NEXPO 2005


Experience
QUIPP
Technology
QUIPP







In March 2005, Quipp proudly exhibited the Quipp-Gripp III Single Gripper Conveyor at the NEXPO Show in Dallas, TX. Quipp also exhibited the Quipp Packman Packaging System, the Quipp Model 500 Stacker and the Quipp Viper ¾ Wrapper, all industry leaders in their respective catagories. Since 1983, Quipp has sold over 3,500 Stackers and over 2,200 wrappers.

The Quipp booth attracted a considerable amount of attention. Many customers and potential customers had a chance to view our latest equipment and talk to our experts.

NEXPO is the world's largest annual newspaper exhibition and conference, showcasing the industry's products and services and offering conferences and seminars on the most current technology and operations topics.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

__X___ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

________ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from _________________ to

Commission file number 0-14870

Quipp, Inc.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	59-2306191 (IRS Employer Identification No.)
4800 NW 157th Street, Miami, Florida (Address of principal executive offices)	33014 (Zip code)

Registrant's telephone number, including area code (305) 623-8700

Securities registered pursuant to Section 12(g) of the Act;
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes__ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes__ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ accelerated filer ___ Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2005 was approximately $16,478,000*.
The number of shares of the Registrant's common stock, $.01 par value, outstanding at March 10, 2006 was 1,423,775.

DOCUMENTS INCORPORATED BY REFERENCE

Document Incorporated

Portions of the Quipp, Inc. Proxy Statement relating to the 2005 Annual Meeting of Shareholders (to be filed not later than 120 days after the close of the fiscal year covered by this report on Form 10-K).

Where Incorporated
Part III

*Calculated by excluding all shares held by executive officers and directors of Registrant without conceding that all such persons are "affiliates" of Registrant for purposes of the federal securities laws.

QUIPP, INC.

TABLE OF CONTENTS

PART I

ITEM I - BUSINESS

Through our wholly owned subsidiaries, Quipp Systems, Inc. ("Quipp Systems") and Newstec, Inc. ("Newstec"), we design, manufacture, sell, and install material handling equipment and systems that automate the post-press production process for newspaper publishers. In the post-press stage of newspaper operations, newspapers move from the pressroom in a continuous stream and are assembled, stacked, bundled and transferred to shipping docks, from which they are loaded into delivery trucks, or loaded into carts or stored on pallets for further distribution. Our equipment and control systems facilitate the automated movement of newspapers from the printing press to the delivery truck.

Our product line includes the following equipment, which we sell individually or as part of integrated post-press system installations that include several of our products and, in some instances, products of other manufacturers.

Newspaper Stackers – The Series 500 Stacker counts and batches stacks of newspapers at maximum speeds of 85,000 copies per hour. The Series 500C Stacker can be adjusted to count and stack a variety of newspaper sizes. The Quipp Off-Press counter stacker, marketed to smaller volume newspapers, counts and batches stacks of newspapers at maximum speeds of 30,000 copies per hour.

Viper Bottomwrapper – The Quipp Viper applies wrapping paper to the bottom or three sides of a newspaper bundle to protect against product damage. The Viper can be equipped with an inkjet printing device that provides delivery location and copy count information on the wrapping paper.

Packman Packaging System – The Quipp Packman packaging system combines a stacker, bottomwrapper, ink-jet printer and a strapping unit into one integrated machine. The Quipp Packman can be used in press and insert applications and can stack, wrap, strap, and provide text messages on each bundle of newspapers at a rate of up to 40 bundles per minute.

In-Line Inserter – The Quipp In-Line inserting system automates the process of inserting sections of newspapers or advertisements into the main section of the newspaper. The In-Line inserting system has been designed to handle inserting requirements primarily for small to medium sized newspaper operations and can insert documents ranging from 3" x 5" cards or coupon books to full broadsheets at a machine speed up to 12,000 copies per hour.

Newstec SLS 1000® – With maximum machine speeds up to 25,000 copies per hour, the NEWSTEC SLS-1000® is designed to handle inserting requirements for medium and large newspaper operations.

Automatic Cart Loading System – This system loads strapped bundles of newspapers into carts for transportation to remote distribution centers. Quipp's Automatic Cart Loading System handles bundles of various shapes and sizes. Upon completion of loading, the cart is discharged from the cart loader and placed in a truck for delivery to the distribution site.

Automatic Palletizer System – The palletizer system receives newspaper bundles from conveyors, stacks the bundles onto a pallet and places stretch wrap film around the pallet and newspapers to prevent movement during transportation to a distribution site.

Newspaper Conveyor Systems – Our conveyor systems, including the Quipp-Gripp III, Quipp Twin-Trak and Quipp Rollerslat, transport newspapers from pressrooms to various locations throughout the post-press operation. The conveyor systems include both horizontal and vertical conveyor modules, which can be integrated with directional switches and special purpose components to accommodate the layout of the newspaper plant. The Quipp-Gripp III uses a series of grippers mounted on an articulating chain to pick up and transport newspapers. Each Quipp-Gripp III gripper carries a single copy of the product. The Quipp Twin-Trak is a twin-belt newspaper conveyor that transports newspapers in an overlapping stream with maximum surface speeds of approximately 80,000 newspapers per hour. The Quipp Rollerslat conveyor employs an array of independently rotating rollers and is used in the processing of newspaper stacks prior to bundling.

Other Products – We manufacture other products for post-press operations, including stream aligners, centering pacers, fold compressors, newspaper sensors, press production monitors, automated waste handling systems and other equipment.

Aftermarket Spare Parts and Service - We provide spare and repair parts and services for our products.

Original Equipment Manufacturers' (OEM) Equipment - We also sell OEM products to complement our product line.

Our primary market includes newspaper publishers with circulation exceeding 50,000 copies daily. With our recent acquisition of Newstec, we have a more complete post-press product offering, enabling us to offer complete systems to meet the needs for most post-press applications and provide our customers a single source for integrated post-press material handling systems. With the Quipp In-Line inserter and Quipp Off-Press counter stacker, we have also focused sales and marketing efforts on newspapers with daily circulation under 50,000, and on newspapers and commercial printers that print weekly or monthly publications.

Our equipment prices range from $5,000 to $1,200,000, and post-press systems, which usually include an integration of equipment, software, and controls, can be priced much higher. Equipment and basic system orders normally require a lead-time from six to 13 weeks from order date to installation date. Complex systems may require lead-times of up to 26 weeks.

Our manufacturing activities consist primarily of the assembly of purchased components, the fabrication of mechanical and conveyor frames and the testing of completed products. We use approximately 300 vendors to supply parts, materials and components for our various products. We believe that alternative sources of supply are available for all required components. If necessary, certain parts could be manufactured in our in-house machine shop, which is used primarily for custom engineering and development of prototype equipment.

We market, install and service our products both domestically and internationally. All of our products have a minimum one-year warranty, and our staff of technicians or outside vendors provide installation and repair services. In addition to the manufacture and sale of products, we sell spare parts for our equipment. In 2005, 2004, and 2003, spare parts sales accounted for approximately 10%, 9%, and 10% of our net sales, respectively.

We sell most of our products to newspaper publishers in the United States. Our foreign sales accounted for 7%, 9%, and 11% of total sales in 2005, 2004, and 2003, respectively. The following table indicates the amount of sales by geographic area during the past three years:

SALES BY GEOGRAPHIC AREA

	2005	2004	2003
United States	**$24,096,107**	$22,517,519	$17,353,571
Canada	**564,362**	1,821,042	1,478,233
Latin America	**613,421**	302,213	400,462
Europe	**1,354**	-	130,681
Other	**507,635**	49,281	157,746
	$25,782,879	$24,690,055	$19,520,693

As of December 31, 2005, our backlog of orders was approximately $13,524,000 as compared to $8,631,000 on December 31, 2004. In addition to orders in process at our production facility, our backlog includes orders that have been shipped to customers but, in accordance with our revenue recognition policy, are not yet reflected in net sales (see note 1 to the consolidated financial statements included in this report). We expect to ship all orders included in our December 31, 2005 backlog within the next 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" in Item 7.

For the years ended December 31, 2005, 2004, and 2003, no single newspaper customer accounted for ten percent or more of our net sales. A number of our newspaper customers are part of large newspaper chains, including newspaper chains that are part of larger media groups. Management believes that purchase decisions regarding individual pieces of equipment are made by the individual newspapers, while decisions regarding the purchase of complex systems involve input from the corporate office of the newspaper chain or media group. Newspapers owned by Gannett Co, Inc. and The New York Times Company each accounted for 11% of our net sales in 2005. Newspapers owned by Gannett Co, Inc. and Advance Publications, Inc. accounted for 17% and 10% of our net sales in 2004, respectfully. Newspapers owned by Advance Publications, Inc. and Gannett Co, Inc. accounted for 15% and 10% of our net sales in 2003, respectively. Since our equipment is designed to have an extended life, our largest individual newspaper customers usually change from year to year.

OEM sales accounted for approximately 6.3%, 4.5%, and 7.1% of our total sales in 2005, 2004, and 2003, respectively.

COMPETITION

The newspaper industry has experienced a decrease in size in recent years, as the number of newspapers in the country has declined and ownership of newspapers has been consolidated. Moreover, in recent years, there has been consolidation among manufacturers of newspaper material handling equipment, as well as new entrants into the market. These developments have increased competition in the industry, and some of our competitors have much greater financial resources than ours.

We believe we have two principal competitors for the newspaper post-press system business in the United States: the post-press division of Goss International Corporation, a U.S. company and GMA, a domestic subsidiary of Muller-Martini Versand-Systeme AG, a Swiss company. In addition, there are several companies that compete with respect to certain of our products. We have experienced competition on the basis of price with respect to most of our products and anticipate that price competition will continue, although product performance and customer service are also important competitive factors.

MARKETING

In North America, we sell our products through direct sales representatives. We use international dealers to market and sell our products in the rest of the world. Domestically, we market products by direct solicitation, trade shows and national and regional trade journal advertising. International marketing efforts are coordinated through foreign dealers. Some of the international dealers are commissioned, while others purchase our products for resale. Advertising costs totaled $75,495, $71,182, and $82,001 in 2005, 2004, and 2003, respectively.

PATENTS AND TRADEMARKS

We hold 34 U.S. and foreign patents, which expire during the period from 2006 to 2021. We have one patent pending and continue to apply for patent protection when deemed advisable; however, we believe that the success of our products ultimately is dependent upon performance, reliability and engineering, and that our patents are not material to our business. "Quipp" is a registered trademark of Quipp, Inc.

RESEARCH AND DEVELOPMENT

Research and development costs totaled $393,600, $707,147, $581,121 in 2005, 2004, and 2003, respectively. In 2005, we continued to develop and test our In-Line-C inserting/collating system with poly-wrapping capabilities and commenced development of new controls for some of our equipment. In 2004, we focused much of our research and development efforts on our new In-Line C inserting/collating system with poly-wrapping capabilities. Additionally, we expended research and development resources to redesign our gripper conveyor to enhance the performance of the product in certain applications, and completed the software for the Quipp Packman packaging system. In 2003, we focused much of our engineering and technical efforts on the development of the Quipp Packman packaging system.

EMPLOYEES

As of December 31, 2005, we had 120 full-time employees. None of our employees are represented by a union, and we consider our employee relations to be good.

RECENT DEVELOPMENTS

On February 28, 2006, we announced that our Board of Directors has decided to evaluate strategic alternatives to determine whether a strategic transaction, including a possible sale of Quipp, is feasible and desirable. We have engaged Capitalink L.C., of Coral Gables, Florida, to assist us in this endeavor. Capitalink has previously rendered investment banking serves to us, including in connection with our acquisition of Newstec.

We have not determined to sell our company. It is possible that, as a result of the Board's evaluation, we will conclude that a sale is not in our best interest and will determine to continue our current mode of operations, or consider other alternatives. Moreover, we are not modifying our previously disclosed acquisition strategy and will maintain management focus on expanding our business while strategic options are being reviewed.

In order to facilitate the effectiveness of the evaluation process, our Board has extended, for another 18 months, the expiration date of our Shareholder Rights Plan, which was adopted in March 2003 and had been scheduled to expire on March 2, 2006. The new expiration date is September 4, 2007. We believe that this extension will help to ensure the orderly completion of the evaluation process.

SLS 1000® is a registered trademark of GMA, Inc.

ITEM 1A - RISK FACTORS

Our operations are largely dependent on the newspaper industry; adverse conditions in the newspaper industry adversely affect our business.

Virtually all of our sales are to newspapers or to other companies servicing the newspaper industry. We believe that capital spending decisions by newspapers are affected by their operating performance. In periods of decline in the newspaper industry, we have experienced a decline in orders, which has adversely affected our sales and net income.

The newspaper industry is very mature, and has been experiencing reductions in circulation in recent years. Moreover, a series of circulation copy count restatements at some newspapers also adversely affected the newspaper industry. These factors have contributed to increasing challenges for newspapers in maintaining or increasing advertising revenues. As a result of conditions generally in the newspaper industry over the past several years, we have been unable to approach the level of net sales and net income we realized in 2000. We are attempting to address these constraints by pursuing an acquisition program designed to expand our presence in the post press market and to enable us to enter into complimentary markets. However, we cannot predict if these efforts will be successful and, in any event, an extended decline in the financial performance of the newspaper industry would materially adversely affect our business.

We face formidable competition from a number of companies, some of which have much greater resources than we have.

We confront aggressive competition in the sale of post-press equipment. Our two largest competitors are the post press division of Goss International Corporation and GMA, a subsidiary of Muller-Martini Verstand Systems AG. The corporate organizations of which these competitors are a part are far larger than we are and have much greater financial and marketing resources than we have. We also compete with some smaller companies, usually when projects involve the sale of individual machines rather than systems. Our inability to successfully compete in the post press equipment market would harm our business.

Consolidation in the newspaper industry could have a significant negative impact on our business if a newspaper group determines to terminate the relationship of its newspapers with us.

In the past several years, there has been a good deal of consolidation in the newspaper industry. While decision making with regard to capital equipment traditionally has been made at the individual newspaper level, we are experiencing a greater degree of centralized control from media groups in connection with larger post press system orders. Therefore, if a newspaper chain were to determine to curtail the business relationship between us and its newspapers, our business would be harmed.

We have increasingly been subject to order volatility, which has caused our operating results to be less stable.

Our order flow in recent years has become increasingly volatile, and we have experienced periods where a healthy order flow in one quarter has been followed by a relatively low level of orders in the next quarter. Among the causes for the irregular order flow are decisions of media groups that own a variety of communications outlets other than newspapers to divert capital resources elsewhere (for example, to online media) or decisions of newspaper chains or media groups simply to reduce or defer capital spending for newspapers. Another factor is the effect on total order flow of larger system installations. An order involving a large system can result in a spike in our order flow that is typically followed by an order flow decline because we have not received such orders on a consistent basis. The variability in our order flow has, at times, impaired our ability to absorb fixed overhead costs and fully utilize our engineering and other resources. For example, as a result of slow incoming orders during the third quarter of 2004, our overhead absorption was negatively affected by a one-week plant shutdown and shortened work-weeks for production personnel. As a result, our operating results may fluctuate markedly from quarter to quarter.

If we are unable to successfully identify acquisition candidates or integrate acquired businesses, our business and growth prospects will be adversely affected.

We previously have announced our acquisition program designed to expand our product portfolio and increase our market share in the post-press market, as well as facilitate expansion into complementary markets. The acquisition of Newstec was a major step in our pursuit of this program.

Fundamental to the success of our acquisition program is our ability to identify companies that, if acquired, will contribute to our profitable growth. In connection with our acquisition of Newstec, we engaged in a detailed review process, with the assistance of investment bankers and accounting consultants, before determining to proceed with the acquisition. We anticipate that similar efforts will be utilized in connection with meaningful future acquisitions. Nevertheless, Newstec, or any other acquisition we may engage in, may not contribute to our operations and financial results as anticipated. Moreover, we may be unable to identify additional suitable candidates for acquisition. Either of these events could adversely affect our prospects for growth. In addition, the success of the Newstec acquisition, and any subsequent acquisitions we may complete, will be dependent largely on our ability to successfully integrate the acquired business. Successful integration will require conversion of some or all the acquired entity's information technology and other systems. Moreover, in the case of acquisitions such as Newstec, integration requires successful maintenance of manufacturing and marketing capabilities during the course of consolidation of operations. We confront the risk that integration difficulties may delay or prevent the realization of contemplated benefits of the transition. Moreover, inefficiencies associated with integration could result in higher costs than anticipated. These developments could adversely affect our business and growth prospects.

If we are unable to achieve continued enhancement of our software development capabilities our ability to compete effectively will be impaired.

Our manufacturing and marketing efforts are increasingly focused on our being a systems supplier rather than a supplier of discrete post-press components. The manufacture of post-press systems requires the development of sophisticated control software that facilitates the efficient assembly, stacking, bundling and movement of newspapers for shipment. We have focused on improving our software capabilities internally and through the use of third party consultants. In addition, our acquisition of Newstec enabled us to acquire additional software development capabilities. Nevertheless, our ability to compete effectively, especially with regard to the sale of inserters and post-press systems, will be dependent, to a considerable degree, on our ability to continue to upgrade our control software. We have, in the past, relied on third party software consultants when our internal capabilities were not sufficient to handle development requirements. While we anticipate that third party consulting assistance will be available to augment our internal development capabilities when necessary, we must be able to correctly gauge the need for such assistance sufficiently in advance to be able to supply upgrades on a timely basis. If we are unable to effectively upgrade software to meet customer requirements, our business will suffer.

Trading in our common stock has been sporadic, and our stock price could potentially be subject to substantial fluctuations.

Our common stock is listed on the Nasdaq National Market, but generally is not actively traded. Our stock price could be affected substantially by a relatively modest volume of transactions.

ITEM 1B – UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2 - PROPERTIES

Our headquarters and operations are located at our Miami, Florida 63,170 square foot facility, of which approximately 48,300 square feet are utilized for manufacturing operations and 14,870 square feet are used for administrative functions. In February 2006, we entered into a three year lease on a 6,020 square feet facility in Miami, Florida to warehouse Newstec equipment that was shipped to Miami in connection with the closure of Newstec's former Walpole, Massachusetts facility. The additional leased space may also be used for the assembly of equipment. As of March 1, 2006, all Newstec operations were transferred to our Miami facilities. We believe our properties are adequate and suitable for current operations.

ITEM 3 - LEGAL PROCEEDINGS

Not applicable

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, business experience and ages of the executive officers of Quipp are listed below:

Name	Business Experience During the Past Five Years	Age
Michael S. Kady	Mr. Kady became President and Chief Executive Officer of Quipp in February 2002 and President of Quipp Systems, in March 2002. Mr. Kady was President of GMP Metal Products, a manufacturer of components supplied to major original equipment manufacturers in the agricultural equipment, construction machinery and transportation equipment markets, from January 2000 to January 2001. From May 1999 to January 2000, Mr. Kady was a private consultant engaged in strategy development for privately held companies. From May 1996 to May 1999, he was President and Chief Operating Officer of Shuttleworth, Inc., a designer and builder of automated material handling systems and equipment for the electronics, automotive, food and beverage and printing industries.	56
John (Skip) Connors	Mr. Connors is President of Newstec, a wholly owned subsidiary of Quipp acquired in August 2005. He has been President of Newstec since August 1998 and Quipp's Vice President of Corporate Development since August 2005. Prior to his involvement with Newstec, Mr. Connors served in a variety of sales and marketing positions with Graphics Management Associates, Inc. (GMA), a manufacturer of inserting and material handling equipment for the newspaper industry.	44
Christer A. Sjogren	Mr. Sjogren, Executive Vice President of Quipp Systems since 1994, has served Quipp or Quipp Systems in various capacities since 1983. He is currently responsible for our research and development activities.	63
David Switalski	Mr. Switalski, Vice President of Operations of Quipp Systems since July 2000, has served Quipp or Quipp Systems in various capacities since 1984. He is currently responsible for production, electrical and mechanical engineering and information systems.	46
Angel Arrabal	Mr. Arrabal, Vice President of Sales and Marketing of Quipp Systems since 2003, has served Quipp or Quipp Systems in various capacities since 1986. He is currently responsible for worldwide sales and marketing.	46

Name	Business Experience During the Past Five Years	Age
Mohammed Jamil	Mr. Jamil, Vice President of Customer Service of Quipp Systems since 2001 has served Quipp or Quipp Systems in various capacities since 1984. He is currently responsible for preparation of quotations, product testing, installations, customer support and project management.	53
Eric Bello	Mr. Bello has been Director of Finance and Treasurer of Quipp since February 2002, Vice President of Finance and CFO of Quipp Systems, Inc. since February 2005 and Treasurer of Newstec, Inc. since August 2005. He has served Quipp and Quipp Systems Inc. in various capacities since 1999. Prior to joining Quipp, he served as Corporate Controller of Med-Waste, Inc., a company involved in medical waste management; Controller of Nature's Products, Inc., a vitamin manufacturer; and Controller of the U.S. Division of Althin Medical, Inc., a medical device manufacturer. Mr. Bello, who is a Certified Public Accountant, also was on the auditing staff of KPMG Peat Marwick (now KPMG LLP).	42

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock, $.01 par value, is traded on the Nasdaq National Market under the symbol, "QUIP." The following table sets forth the high and low sales prices of our Common Stock as reported by Nasdaq for each calendar quarter in 2005 and 2004:

	2005		2004	
	High	Low	High	Low
First Quarter	$13.20	$11.50	$19.49	$11.50
Second Quarter	18.49	9.62	16.00	13.88
Third Quarter	15.40	10.93	14.97	13.04
Fourth Quarter	12.21	9.79	14.00	12.45

We did not pay any dividends in 2005 or 2004. However, we have commenced the payment of quarterly dividends in 2006.

ITEM 6 - SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the five-year period ended December 31, 2005 are derived from the audited financial statements of the Company. The following data should be read in conjunction with the financial statements and related notes and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Annual Report on Form 10-K.

Selected Financial Data
(In thousands, except per share and share data)

Year Ended	2005	2004	2003	2002	2001
Statement of Operation Information:					
Net sales	**$25,783**	$24,690	$19,521	$16,530	$21,669
Gross profit	**6,271**	6,437	5,579	4,133	5,250
Selling, general and administrative expenses	**6,000**	5,271	4,832	4,143	5,061
Research and development	**394**	707	581	458	379
Operating profit (loss)	**(122)**	459	166	(469)	(191)
Other income (expense), net	**174**	307	141	289	461
Net income (loss)	**254**	486	201	(106)	190
Per Share Amounts:					
Net income (loss) per share (basic)	**.18**	.34	.14	(.07)	.12
Net income (loss) per share (diluted)	**.18**	.34	.14	(.07)	.11
Book value per share	**8.50**	8.38	8.04	7.91	8.00
Market price per share (unaudited) – high	**18.49**	19.49	13.36	15.10	26.44
– low	**9.62**	11.50	9.00	8.25	12.31
Balance Sheet Information					
Current assets	**$15,885**	$18,441	$17,109	$14,723	$15,029
Total assets	**23,099**	20,901	19,793	16,902	17,839
Current liabilities	**10,675**	8,623	7,894	5,139	5,854
Long-term liabilities	**264**	350	450	550	650
Shareholders' equity	**12,161**	11,928	11,450	11,212	11,336
Weighted average number of equivalent shares outstanding	**1,429,929**	1,425,497	1,422,707	1,417,682	1,658,296

In August 2005, we acquired 100% of the stock of Newstec, a company located in Walpole Massachusetts that manufactures and sells inserters and controls to newspaper publishers and companies that service newspaper publishers. Our 2005 selected financial data reflects operations from the date of the acquisition. See note 6 to the consolidated financial statements for the unaudited pro forma results prepared for comparative purposes.

In May 2001, we purchased 550,000 shares of our common stock for $11,000,000 in a modified "Dutch auction" tender offer. We also incurred $461,136 in related fees and expenses.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Newspaper Industry Considerations

Our financial performance reflects, to a meaningful extent, conditions in the newspaper industry. We believe that our customers' spending for capital investment, and therefore, demand for our equipment, are affected by fluctuations in advertising revenue and newsprint cost. Specifically, we believe the growth in our business is somewhat reflective of the growth in newspaper advertising revenues, offset by any increases in newsprint costs. Similarly, we believe that a decline in advertising revenues generally will adversely affect capital equipment spending by newspapers and, as a result, will adversely affect our financial performance. On a longer-term basis, we believe that capital investment patterns have been, and will continue to be, affected by reduction in newspaper circulation and industry consolidation. According to published reports, newspaper circulation in the United States has decreased by an average of approximately 1% each year from 1987 to 2004. According to statistics from the Audit Bureau of Circulation, daily newspaper circulation declined 2.6% for the six months ending September 30, 2005 compared to the same period in 2004. The sharp decline in 2005 may have reflected a correction of circulation statistics that certain newspapers had reportedly misstated in recent years. Nevertheless, we expect the trend of decreasing circulation to continue as newspapers continue to compete for advertising revenue with other media including the Internet, direct mail, television and radio. While reduced circulation could negatively affect demand for our products, we believe the consolidation of newspaper ownership in recent years has had a positive impact on our business. In many cases, when large newspaper and media groups have acquired small newspapers and newspaper chains, the acquiring groups centralize the production and distribution of multiple newspapers located in a geographic area to one or a few sites. The operation of centralized production and distribution facilities typically require the purchase of additional automated equipment. Therefore, consolidation could enhance demand for our products.

Based on published financial reports and discussions with our customers, we believe that major newspaper chains generally derive over 70% of their revenues from advertising. Statistics obtained from the Newspaper Association of America (NAA) indicate that newspaper advertising revenue increased 1.51% during the year ended December 31, 2005 compared to the same period in 2004, representing a growth rate than is significantly lower than historical rates. Although recently published reports by analysts indicate the expectation of a modest improvement in 2006, management believes that the trend of lower than historical increases in advertising revenue will continue into 2006, mostly due to competition for advertising dollars by other media. Nevertheless, statistics available from NAA indicate that, in 2004 (which we believe are the most recent statistics available), U.S. newspaper advertising revenue amounted to $48.2 billion, continuing to rank newspapers second behind direct mail ($52.2 billion) and ahead of broadcast television ($46.3 billion) in the allocation of advertising dollars. Despite published reports of significant advertising revenue gains achieved by the Internet, such revenues remain well below traditional media, amounting to $5.3 billion in 2004.

Based on public filings of financial reports of many newspaper chains, newsprint represents a significant operating expense for newspaper publishers. According to published reports, newsprint prices increased steadily during 2005. While published reports indicated that newsprint prices are expected to rise again in 2006, publishers are attempting to offset the newsprint price increase by reducing their consumption as they move to smaller web widths and lighter newsprint weight. Accordingly, management expects that the increase in newsprint prices will have only a moderate affect on capital spending demands of newspaper publishers in 2006.

Our 2005 booked orders totaled $25,630,000 compared to $19,913,000 in 2004. Approximately $820,000 of the 2005 booked orders were generated by Newstec following its acquisition by us in August 2005. The larger volume of orders received in 2005 are partly due to demand for our recently introduced Quipp Packman packaging system. Additionally we believe that our customers accelerated placing orders in December 2005 to avoid an announced price increase scheduled for January 1, 2006.

We have previously disclosed our acquisition strategy to enhance our position in the post-press newspaper industry and in markets that will provide reasonable diversification. With the acquisition of Newstec in August 2005, we expect to benefit from a more complete product offering, expanded new product development capabilities, and increased depth of management talent. We will continue to seek acquisitions in the post-press newspaper market and other markets that will provide reasonable diversification.

Effect of Contract Terms on Cash Generation, Revenue Recognition
Most of our sales are made on a contract basis. A typical sales contract requires a customer to pay for its purchase in installments as follows: 30% due at the time of the order; 30% due 60 days prior to shipment; 30% due 30 days prior to shipment; 5% due upon installation and 5% due upon acceptance. Contract payment terms vary for some orders and may be based on our achievement of agreed upon milestones. While cash is collected throughout the order process, revenue is recognized only when all significant contract obligations are satisfied and collection of outstanding receivables are reasonably assured in accordance with our revenue recognition policy (see note 1 to the consolidated financial statements included in this report).

We normally receive larger orders several months in advance of delivery. Therefore, backlog can be an important, though by no means conclusive, indication of our short-term revenue stream. The timing of revenues can be affected by pending orders, the amount of custom engineering required, the timetable for delivery, the time required to complete installation and the receipt of new orders. Our backlog, as of December 31, 2005 and December 31, 2004, was $13,524,000 and $8,631,000, respectively. We expect to ship all orders in our December 31, 2005 backlog within 12 months.

Results of Operations
2005 vs. 2004

Net Sales
Of the $25,782,879 in 2005 net sales, we generated $2,456,965 from our new inserter product line acquired with the purchase of Newstec in August 2005.

The balance of the 2005 net sales totaling $23,325,914 decreased $1,364,141 (5.5%) compared to 2004 net sales of $24,690,055. The decrease was due mostly to lower sales volume of manufactured products including stackers, bottomwrappers and conveyor equipment, offset in part by an increase in OEM and installation revenue. The higher volume of OEM and installation revenue was due in part to the recognition of approximately $2,700,000 in revenue relating to a complex system order that was manufactured and shipped to our customer in 2003 and 2004.

Sales to foreign customers were $1,686,772 in 2005 compared to $2,172,536 in 2004. Most of our foreign sales are made to customers located in countries where equipment specifications are similar to those in the U.S, principally newspapers in Canada, Central America and South America. Because opportunities to sell our equipment overseas are not consistent, sales to foreign customers fluctuate from year to year.

Gross Profit
Of the $6,271,109 gross profit in 2005, $118,120 was generated by our newly acquired inserter product line. Gross profit as a percentage of net sales amounted to 4.8% on the newly acquired product line following the acquisition in August 2005. The gross profit percentage was adversely affected by low manufacturing volumes at our Walpole, Massachusetts facility, resulting in unfavorable overhead absorption. Due to the low volume of inserter orders scheduled to ship from August to December 2005, we accelerated the relocation of our newly acquired inserter operations from Massachusetts to our Miami, Florida facility and closed the Walpole Facility. The relocation was completed by March 1, 2006. The profit margin percentage for our newly acquired inserter product line was also adversely affected by the purchase accounting write-up of inventory on the date of acquisition. In other words, the inventory was written up to fair value on the date that we acquired Newstec. The purchase accounting adjustment resulted in increased cost of sales by approximately $187,000 upon recognition of the related revenue.

The balance of our 2005 gross profit was $6,152,989, a decrease of $283,973 (4.4%) compared to gross profit of $6,436,962 for the corresponding period in 2004. Gross profit as a percentage of sales increased to 26.4% in 2005 from 26.1% in 2004, mostly due to an improved sales mix resulting from lower volume of complex system projects in 2005 compared to 2004. We generally expect margins on complex systems projects to be lower than margins on discrete product sales due to competitive pricing pressures, system complexity and additional customization requirements. In addition, cost of sales in 2004 reflected the rework of a gripper conveyor system that was later returned by the customer. The improved 2005 gross profit margin was partially offset by a nominal profit earned on revenue of approximately $2,700,000 for a complex system project recognized during the first quarter of 2005. The order for this system was negotiated in 2003 when our market was just beginning to show signs of recovery. We expected lower margins on this order due not only to the factors described above, but also because it included a high content of equipment manufactured by others. Additionally, in 2005, our manufacturing plant in Miami was shut down for eleven days following hurricanes Katrina and Wilma, resulting in added facilities and property maintenance costs coupled with production start-up inefficiencies.

Selling, General and Administrative Expenses
Of the $5,999,955 in selling, general and administrative expenses for 2005, $746,667 was incurred by our acquired operations in Walpole, Massachusetts.

The balance of our 2005 selling, general and administrative expenses amounted to $5,253,288, a decrease of $17,727 (0.3%) as compared to $5,271,015 for 2004. During the third quarter 2005, we settled a matter with the Export-Import Bank of the United States ("EXIM Bank") related to a dispute arising from the sale of equipment to a foreign customer in 2000. The settlement with the EXIM Bank was less than the cost estimated and accrued, and, as a result, we recorded a $235,000 reduction in selling, general and administrative expenses. Additionally, due to lower sales volume, we incurred lower variable selling costs including commissions and warranty expense. The reduction to selling, general and administrative expenses was offset in part by higher expenses related to compliance requirements of the Sarbanes-Oxley Act of 2002 and related regulations.

Research and Development
Research and development expenses for 2005 were $393,600, a decrease of $313,547 (44.3%) as compared to $707,147 in 2004. In 2005, we continued to develop and test our In-Line-C inserting/collating system with poly-wrapping capabilities and commenced development of new controls for some of our equipment. In 2004, we focused much of our research and development efforts on our new In-Line C inserting/collating system with poly-wrapping capabilities. Additionally, we expended research and development resources to redesign our gripper conveyor to enhance the performance of the product in certain applications, and completed the software for the Quipp Packman packaging system. In 2003, we focused much of our engineering and technical efforts on the development of the Quipp Packman packaging system.

Other Income and Expense (Net)
Other income and expense (net) in 2005 was $173,636 as compared to $306,778 for the same period in 2004. Royalty income relating to our patented automatic cart loading system technology used by another supplier of post-press material handling equipment decreased to $25,000 in 2005 compared to $120,000 during the same period in 2004. Interest income decreased to $172,123 in 2005 from $194,953 in 2004. Our interest income was lower in 2005 due to lower balances of cash, cash equivalents and securities available for sale after we expended approximately $4,500,000 for Newstec, partially offset by increases in interest rates. In addition, we recognized interest income in 2004 related to repayment of a note from an international customer who previously was delinquent in making payment. Interest expense was greater in 2005 primarily due to amortization of loan costs associated with our line of credit.

Income tax (benefit) expense
Income taxes for 2005 were reduced by $250,000 in the third quarter. The reduction was due to an adjustment in current and deferred state tax liabilities as a result of settlements of tax obligations with several states for amounts that were less than estimated and accrued.

Results of Operations
2004 vs. 2003

Net Sales
Net sales for 2004 were $24,690,055, an increase of $5,169,362 (26.5%) from 2003 net sales of $19,520,693. Most of the increase is due to higher sales volume of core products including stackers, bottomwrappers and conveyor equipment. The greater net sales are due mostly to the higher volume of orders booked in the second half of 2003 and the resulting strong backlog entering into 2004. Additionally, in 2004 we recognized net sales of approximately $1,245,000 from our recently introduced Quipp Packman packaging system. Sales to foreign customers were $2,172,536 in 2004 compared to $2,167,122 in 2003. Most of our foreign sales presently are made to newspapers in Canada where equipment specifications are similar to those in the U.S. Sales to foreign customers fluctuate from year to year as opportunities to sell our equipment outside the United States arise.

Gross Profit
Gross profit for 2004 was $6,436,962, an increase of $858,095 (15.4%) from gross profit of $5,578,867 for the corresponding period in 2003. As a percentage of net sales, gross profit decreased to 26.1% in 2004 from 28.6% in 2003. The decrease in gross profit margin as a percentage of sales is mainly due to the production and installation of complex systems. In general, we expected margins to be lower on these projects due to competitive pricing pressures, system complexity and additional customization requirements. Nevertheless, we incurred higher than expected costs on complex systems, including custom software development costs for systems integration; additional production and installation costs on newer products for which we had limited experience, including an In-Line inserter system and waste handling systems; and rework costs for a gripper conveyor system that was subsequently returned by the customer. Our gripper conveyor has been redesigned to enhance its performance in certain applications. Costs related to the redesign of the gripper conveyor were charged to research and development.

Additionally, as a result of slow incoming orders during the third quarter in 2004, our overhead absorption was negatively affected by a one-week plant shutdown and shortened work-weeks for production personnel, coupled with a shutdown for two days due to hurricane conditions.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for 2004 were $5,271,015, an increase of $439,496 (9.1%) as compared to $4,831,519 for 2003. We incurred higher variable selling and administrative costs such as commission and warranty expense due to improved net sales. Additionally, we incurred higher test equipment expenses due to a greater number of prospective customers evaluating our equipment as we recently introduced the Quipp Packman packaging system. Also, we incurred an increase in selling, general and administrative costs from expenses associated with compliance requirements of the Sarbanes-Oxley Act of 2002.

Selling, general and administrative costs in 2003 included costs related to professional fees associated with the implementation of a shareholder rights plan and a special meeting of shareholders held in response to the demand of a shareholder.

Research and Development
Research and development expenses for 2004 were $707,147, an increase of $126,026 (21.7%) as compared to $581,121 in 2003. In 2004, we devoted much of our research and development resources to our new In-Line-C inserting/collating system with poly-wrapping capabilities. In addition, we expended research and development resources to redesign our gripper conveyor to enhance the performance of the product in certain applications, and we completed the software for the Quipp Packman packaging system. For the same period in 2003, we focused much of our engineering and technical efforts on the development of the Quipp Packman packaging system.

Other Income and Expense (Net)
Other income and expense (net) in 2004 was $306,778 as compared to $140,591 for the same period in 2003. Interest income increased to $194,953 from $133,332 mostly due to the collection of the final installment of an outstanding note receivable from an international customer. All principal and interest payments on the note receivable had previously been applied only to the principal balance due to uncertainties regarding collectability of the note. Interest relating to the note was recognized upon receipt of the final installment. Additionally, we received $120,000 of royalty income relating to our patented automatic cart loading system technology used by another supplier of post-press material handling equipment. We received $15,000 of royalty income during the same period in 2003.

Liquidity and Capital Resources

Over the past several years, our cash generation has been more than sufficient to support our operations. While our cash, cash equivalents and securities available for sale decreased by $2,874,566 at December 31, 2005 compared to the same date in the previous year, the decrease relates to approximately $4,500,000 expended to purchase Newstec offset in part by the collection of receivables in the first quarter of 2005 in connection with the sale of a large and complex order that required an extended period of time to design, manufacture and install.

On March 25, 2005, we entered into a line of credit agreement with Merrill Lynch Business Financial Services, Inc. Under the terms of the agreement, we can borrow up to $3,000,000 subject to a limit based on eligible accounts receivable and inventory. Borrowings are secured by all accounts receivable, inventory, intangibles and contract rights as well as securities with value of no less than $1,000,000. Interest is payable monthly at a rate equal to the one-month LIBOR rate plus 2.4%. The Agreement expires on April 30, 2006 and is subject to renewal in accordance with terms specified in the agreement. As of the date of this report, we have not drawn on the line of credit.

Our long-term debt consists primarily of obligations under variable rate industrial revenue bonds that were issued through the Dade County Industrial Development Authority in 1988. At December 31, 2005, the balance due on the bonds was $350,000, of which $100,000 is classified as a current liability on our balance sheet. During 2005, the bonds bore interest at an average rate of 2.6%.

The following table provides information relating to certain of our material contractual obligations at December 31, 2005.

Payments Due By Period

Contractual Obligations	Total	1 year	1-3 years	4-5 years	More than 5 years
Employment Agreements	$1,677,083	$740,000	$937,083	-	-
Building Lease	$147,506	$59,974	$83,972	$3,560	-
Purchase Commitments	$ 1,082,519	$ 1,082,519	-	-	-
Auto Loan	$23,096	$9,088	$14,088	-	-
Industrial Revenue Bonds	$ 350,000	$100,000	$250,000	-	-

On December 31, 2005, cash, cash equivalents and securities available for sale totaled $5,864,641, as compared to $8,739,207 at December 31, 2004. The reduction in cash and cash equivalents and securities available for sale resulted from approximately $4,500,000 expended to purchase Newstec, offset in part by the reduction of inventory and receivables.

Working capital at December 31, 2005 was $5,210,523 a decrease of $4,607,280 from $9,817,803 at December 31, 2004. The reduction in working capital is due mostly to the purchase of Newstec.

As noted in the "Overview" section above, we may effect strategic acquisitions to enhance our position in the newspaper post-press market or provide reasonable market diversification. If any acquisition is effected, it may require a significant cash investment and additional short term or long term financing arrangements. Nevertheless, we believe that our cash, cash equivalents and securities available for sale together with our line of credit and cash generated from operations will be sufficient to fund operations at the current level.

Critical Accounting Estimates

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected. Our senior management has discussed the application of these estimates with our Audit Committee.

Revenue recognition

Revenue from contracts that include multiple element arrangements, such as a sale of standard equipment and basic installation services, is recognized as each element is earned based on the relative fair value of each element. Revenue on standard equipment is recognized upon delivery in accordance with contractual terms, net of discounts. The fair value of installation services is deferred until the installation is completed. Management reviews objective evidence such as prices charged when each element is sold separately and selling prices on similar elements sold by competitors in making judgment as to the fair value for each element of the contract.

Revenue from long-term complex system arrangements, such as a sale of complex equipment, controls and software, is recognized using the percentage of completion method of accounting. Revenue recognition is measured by units delivered. On such contracts, management makes judgments regarding costs and profitability estimates measuring progress toward completion. These judgments are subject to some degree of uncertainty, and unanticipated efforts necessary to complete a complex system could adversely affect operating results in future periods.

Allowance for doubtful accounts
We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. Nevertheless, there is a risk that credit losses in the future will exceed our expectations, in which case our operating results would be adversely affected.

Warranty reserves
We record a warranty reserve based on our actual historical return rates and repair costs at the time of sale. While our warranty costs have generally been within our expectations and the provisions established, future returns or repair costs could be in excess of our warranty reserves. Additionally, we do not have extensive warranty claims experience with recently introduced products or Newstec products. A significant increase in product return rates or a significant increase in the costs to repair our products would adversely affect our operating results for the period or periods in which such returns or additional costs materialize.

Goodwill and other intangible assets
In connection with our acquisitions, we estimated the value of the acquired intangibles assets. Because the value of these assets is not certain, there is a degree of subjectivity in allocating fair value to the assets. The determination of fair value of certain of the assets can have an impact on amortization expense, because the useful lives of such assets vary from 5 years to 17 years. We review goodwill and other intangible assets periodically. The impairment review is based on a discounted cash flow approach that requires significant judgments with respect to value, revenue and expense growth rates and the selection of an appropriate discount rate. We determined that goodwill and intangible assets were not impaired in 2005. However, if acquired products fail to achieve estimated volume and price levels, market conditions unfavorably change, or other significant estimates are not realized, we may be required to recognize impairment charges in the future.

Market Risk
We are exposed to various types of market risk, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. Because our cash and investments exceed short and long-term debt, the exposure to interest rates relates primarily to our investment portfolio. Due to the short-term maturities of our investments, we believe there is no significant risk arising from interest rate fluctuations. To ensure safety and liquidity, we only invest in instruments with credit quality and which are traded in a secondary market. The counterparties are major financial institutions and government agencies.

Inflation
The rate of inflation has not had a material impact on operations.

Recent Accounting Pronouncements
See Note 17 in the Notes to Consolidated Financial Statements for recent accounting pronouncements.

Forward Looking Statements
The statements contained in this Annual Report on Form 10-K, including statements concerning shipment of backlog orders; whether a sale of Quipp may occur; possible continuation of our current mode of operations or other alternative actions and maintenance of management focus on expanding our business; the effect of changes in newspaper advertising revenue and newsprint costs on newspapers' capital spending and on orders for our products; newspaper circulation trends; the trend of advertising revenues; the effect of decreasing circulation and newspaper industry consolidation on demand for our products; adequacy of cash, cash equivalents and securities available for sale; investment in strategic acquisitions; anticipated effect of the Newstec Acquisition and adequacy of available resources, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A number of important factors could cause actual results to differ materially from those in the forward looking statements including, but not limited to, economic conditions generally and specifically in the newspaper industry; the result of the strategic evaluation described in this report; unanticipated business developments; delay in transition of newspapers to smaller web widths; acceleration of the decline in newspaper circulation; capital spending reductions by newspaper publishers; demand and market acceptance for new and existing products; the impact of competitive products and pricing; delays in shipment; cancellation of customer orders; engineering and production difficulties; unanticipated customer demand for additional work in connection with large and complex orders; payment delays; and specific terms of strategic acquisitions (if any are effected),

ITEM 7A – QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk."

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Quipp, Inc.:

We have audited the accompanying consolidated balance sheets of Quipp, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/ s / KPMG LLP
Miami, FL
March 23, 2006
Certified Public Accountants
accepted accounting principles.

QUIPP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,829,246**	$ 5,762,511
Securities available for sale	**3,035,395**	2,976,696
Accounts receivable, net of allowances of $148,000 and $168,000	**4,086,891**	4,092,548
Inventories	**4,803,013**	4,876,677
Current deferred tax asset	**609,848**	531,589
Prepaid expenses and other current assets	**520,634**	200,570
Total current assets	**15,885,027**	18,440,591
Property, plant and equipment, net	**1,603,041**	1,693,504
Intangible assets, net	**3,386,576**	658,412
Goodwill	**2,190,847**	68,161
Other assets	**33,738**	40,459
Total Assets	**$23,099,229**	$20,901,127
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 109,088**	$ 100,000
Accounts payable	**1,683,712**	1,260,650
Accrued salaries and wages	**663,471**	603,617
Deferred revenues	**6,713,384**	4,633,632
Other accrued liabilities	**1,504,849**	2,024,889
Total current liabilities	**10,674,504**	8,622,788
Long-term debt, net of current portion	**264,008**	350,000
Total liabilities	**10,938,512**	8,972,788
Commitments and Contingencies (Note 16)		
Shareholders' Equity:		
Common stock – par value $.01 per share, authorized 8,000,000 shares, issued 1,423,775 and 1,433,025 shares in 2005 and 2004, respectively	**14,238**	14,330
Paid-in capital	**-**	83,825
Treasury Stock, at cost	**-**	(148,375)
Retained earnings	**12,153,632**	11,994,935
Other comprehensive income	**(7,153)**	(16,376)
	12,160,717	11,928,339
Total Liabilities and Shareholders' Equity	**$23,099,229**	$20,901,127

See accompanying notes to the consolidated financial statements.

QUIPP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Net sales	**$25,782,879**	$24,690,055	$19,520,693
Cost of sales	**(19,511,770)**	(18,253,093)	(13,941,826)
Gross profit	**6,271,109**	6,436,962	5,578,867
Operating expenses:			
Selling, general and administrative expenses	**(5,999,955)**	(5,271,015)	(4,831,519)
Research and development	**(393,600)**	(707,147)	(581,121)
Operating (loss) profit	**(122,446)**	458,800	166,227
Other income (expense):			
Miscellaneous income (expense)	**25,000**	120,000	15,019
Interest income	**172,123**	194,953	133,332
Interest expense	**(23,487)**	(8,175)	(7,760)
	173,636	306,778	140,591
Income before income taxes	**51,190**	765,578	306,818
Income tax (expense) benefit	**202,714**	(279,792)	(105,624)
Net income	**$ 253,904**	$ 485,786	$ 201,194
Other comprehensive income (loss), net of taxes:			
Unrealized gain (loss) on securities held for sale	**9,223**	(18,292)	(36,689)
Comprehensive income	**$ 263,127**	$ 467,494	$ 164,505
Per share amounts:			
Basic income per common share	**$0.18**	$0.34	$0.14
Diluted income per common share	**$0.18**	$0.34	$0.14
Basic average number common shares Outstanding	**1,429,929**	1,423,775	1,422,707
Diluted average number of common and common equivalent shares outstanding	**1,429,929**	1,425,497	1,422,707

See accompanying notes to the consolidated financial statements.

QUIPP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances on January 1, 2003	1,426,025	14,260	-	11,307,955	9,250	(148,375)	38,605	11,212,445
Net income				201,194				201,194
Issuance of shares to employees	1,000	10	14,767					14,777
Unrealized loss on securities held for sale							(36,689)	(36,689)
Issuance of shares to purchase certain assets of USA Leader, Inc.	6,000	60	57,720					57,780
Balances on December 31, 2003	1,433,025	14,330	72,487	11,509,149	9,250	(148,375)	1,916	11,449,507
Net income				485,786				485,786
Stock-based compensation			11,338					11,338
Unrealized loss on securities held for sale							(18,292)	(18,292)
Balances on December 31, 2004	1,433,025	14,330	83,825	11,994,935	9,250	(148,375)	(16,376)	11,928,339
Net income				253,904				253,904
Stock-based compensation			40,441					40,441
Unrealized gain on securities held for sale							9,223	9,223
Retirement of treasury stock	(9,250)	(92)	(124,266)	(24,017)	(9,250)	148,375		-
Dividend declared on common stock ($.05 per share)				(71,190)				(71,190)
Balances on December 31, 2005	1,423,775	14,238	-	12,153,632	-	-	(7,153)	12,160,717

See accompanying notes to the consolidated financial statements.

QUIPP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Cash provided by operations:			
Net income	**$253,904**	$485,786	$201,194
Reconciliation of net income to net cash (used in) provided by operations:			
Deferred income taxes	**(78,259)**	134,748	58,021
Depreciation	**238,759**	271,063	263,922
Intangible amortization	**272,836**	115,193	86,395
Goodwill Impairment	-	29,932	76,729
Stock-based compensation	**40,441**	11,338	14,777
(Recovery from) charged to bad debt expense	**(16,545)**	117,990	64,546
Changes in operational assets and liabilities net of effect of acquisitions:			
Accounts receivable	**645,553**	(1,737,772)	335,305
Inventories	**2,668,482**	(1,184,291)	(1,602,283)
Prepaid expenses and other assets	**169,531**	45,941	114,516
Notes receivable	-	154,565	267,763
Accounts payable and other accrued liabilities	**(1,140,317)**	130,521	291,265
Deferred revenues	**(1,095,507)**	459,519	1,797,082
Income taxes payable	**(153,828)**	139,060	14,768
Net cash provided by (used in) operations	**1,805,050**	(826,407)	1,984,000
Cash flows from investing activities:			
Securities purchased	**(7,152,723)**	(991,880)	(1,999,940)
Securities sold	**7,103,247**	389,472	6,427,198
Capital expenditures	**(107,694)**	(199,488)	(245,035)
Purchase of assets from USA Leader, Inc.	-	-	(344,954)
Purchase of Newstec and related expenses, net of cash acquired	**(4,477,455)**	-	-
Net cash (used in) provided by investing activities	**(4,634,625)**	(801,896)	3,837,269
Cash flows from financing activities:			
Repayment of debt	**(103,690)**	(100,000)	(100,000)
Net cash used in financing activities	**(103,690)**	(100,000)	(100,000)
(Decrease) increase in cash and cash equivalents	**(2,933,265)**	(1,728,303)	5,721,269
Cash and cash equivalents, beginning of year	**5,762,511**	7,490,814	1,769,545
Cash and cash equivalents, end of year	**$2,829,246**	$5,762,511	$7,490,814
Supplemental disclosure of non cash information:			
Issuance of shares to purchase assets of USA Leader, Inc.	-	-	$57,780
Cash received with acquisition of Newstec	**$145,217**	-	-
Retirement of treasury stock	**$148,375**	-	-
Dividend declared (paid March 1, 2006)	**$71,190**	-	-
Supplemental disclosure of cash payments:			
Interest	**$23,487**	$8,175	$7,760
Income Taxes	**$279,492**	$5,984	$10,270

See accompanying notes to the consolidated financial statements.

QUIPP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Through our wholly owned subsidiaries, Quipp Systems, Inc. and Newstec, Inc., we design, manufacture, sell and install post-press material handling equipment and systems to newspaper publishers. In the post-press stage of newspaper operations, newspapers move from the pressroom in a continuous stream and are assembled, stacked, bundled and transferred to the shipping docks, from which they are loaded into delivery trucks, or loaded into carts or stored on pallets for further distribution. Our equipment and control systems facilitate the automated movement of newspapers from the printing press to the delivery truck.

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Quipp, Inc., Quipp Systems, Inc. and Newstec, Inc., both wholly owned subsidiaries (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Accounts Receivable and Deferred Revenue – Most of the Company's sales are made on a contract basis and require customers to make progress payments. Progress payments are recorded as deferred revenue when received. Accounts receivable is presented net of an allowance for doubtful accounts of $148,000 and $168,000 for 2005 and 2004, respectively.

Revenue Recognition - Revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting accounts receivable is reasonably assured. Revenue from the sale of standard stand-alone equipment without installation service is recognized upon delivery according to contractual terms and is recorded net of discounts. Revenue from multiple-element arrangements such as the sale of standard equipment and basic installation services is recognized in accordance with EITF 00-21 "Revenue Arrangements with Multiple Deliverables". Revenue from the standard equipment is recognized upon delivery according to contractual terms and is recorded net of discounts. The fair value of the revenue related to the installation service is deferred until installation services are provided. Fair value is determined by the price charged to other customers when services are sold separately and is supported by competitive market data. Revenue from long-term complex equipment or installation arrangements is recognized using the unit of delivery method under SOP 81-1 in accordance with contractual terms and is recorded net of discounts. Cost and profitability estimates are revised periodically based on changes in circumstances. Estimated losses on such contracts are recognized immediately.

Inventories – Inventories include material, labor and factory overhead, and are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method. Inventories determined not likely to be sold during the product lifecycle are written down to fair value based on the Company's experience recovering value from similar products.

Goodwill and intangible assets – Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment in accordance with SFAS No. 142. The Company evaluates goodwill impairment at least annually, calculating fair value of the reporting unit by estimating future cash flows. If the fair value of the reporting unit is less than the carrying amount of goodwill, an impairment loss is recognized in an amount equal to that excess.

Research and development costs – Research and development costs include expenditures for the development of new products, significant enhancements of existing products or production processes, and the design, testing and construction of prototypes. The Company expenses research and development costs as they are incurred.

Property, plant and equipment, net – Property, plant and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are expensed as incurred; alterations and major overhauls that improve an asset or extend the useful lives are capitalized.

Cash and cash equivalents – Cash and cash equivalents include all the Company's operating cash balances, demand deposits and short-term investments with original maturities of three months or less. The Company classifies investments with an original maturity of more than three months as securities available for sale.

Income taxes – Income taxes are accounted for using the asset and liability method under the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are identified based on temporary differences between the financial statements and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates that are expected to apply to taxable income in the year the temporary difference is expected to recover or settle. Tax rate changes are recognized in the period in which the change occurs.

Income per share – Basic income per share is based on the weighted average number of common shares outstanding during the periods presented. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding in the periods presented. Dilutive common equivalent shares assume the exercise of options, calculated under the treasury stock method, using the average stock market prices during the periods.

Warranty reserve – Warranty reserves are made at the time the products are sold using historical experience as a prediction of expected future costs. Reserves are adjusted when experience indicates that expected cost will differ from initial estimates. The provision for warranty costs is included in other accrued liabilities.

Securities available for sale – Securities available for sale include investments that are not held for trading or not intended to be held to maturity. These instruments are recorded at their fair value. Unrealized holding gains or losses, net of the related tax effect, are included as a separate component of shareholders' equity. Realized gains and losses, arising from the sale of securities, are computed using the specific identification method and included in other income. Fair value of the securities is determined based upon market prices. A decrease in the market value below cost, determined to be other than temporary, would result in a reduction in carrying amount to fair value. This reduction would be charged to income. Premiums and discounts are amortized or accreted using a method that approximates the effective yield over the life of the security. Dividend and interest income is recognized when earned. The Company invests in short term and variable rate long-term securities and believes there is no significant risk arising from interest rate fluctuations. In order to ensure liquidity, the Company will only invest in instruments with credit quality and which are traded in a secondary market.

Deferred bond-financing cost – Deferred bond financing costs were incurred upon the issuance of industrial revenue bonds (see note 7) and are included in other assets. These costs are amortized using the effective yield over the term of the bonds.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates could affect the reported amounts of revenues and expenses. Significant items subject to estimates include the allowance for doubtful accounts, warranty reserves, goodwill, intangible assets, deferred taxes and inventory valuation. Actual results could differ from those estimates.

Impairment of long-lived assets – Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment of long-lived assets in 2005, 2004 and 2003.

Comprehensive income (loss) – The Company had unrealized (losses) gains on securities available for sale totaling $(7,153) and $(16,376) at December 31, 2005 and 2004, respectively.

Segment Reporting - SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" applies a "management approach" in which the internal reporting that is used by management for making operational decisions and evaluating performance is the source for the Company's segment reporting. The Company operates in one segment for management reporting purposes.

Advertising costs – The Company expenses advertising costs as incurred. Advertising costs totaled $75,495, $71,182, and $82,001 in 2005, 2004 and 2003, respectively.

Stock-Based compensation – Prior to 2003, the company accounted for the grant of stock options under its 1996 Equity Compensation Plan using the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost related to stock options is reflected in 2003 net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation," prospectively to all employee awards granted, modified or settled after January 1, 2003. Awards under the company's 1996 Equity Compensation Plan vest over periods ranging from three to five years. The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2005	2004	2003
Net income as reported	**$253,904**	$485,786	$201,194
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	**($13,426)**	($22,419)	($33,615)
Pro forma net income	**$240,478**	$463,367	$167,579
Earnings Per Share:			
Basic - as reported	**$0.18**	$0.34	$0.14
Basic - pro forma	**$0.17**	$0.33	$0.12
Diluted - as reported	**$0.18**	$0.34	$0.14
Diluted - pro forma	**$0.17**	$0.33	$0.12)

Note 2 - SECURITIES AVAILABLE FOR SALE

Securities available for sale are recorded at fair value and consist primarily of federal, state and local government obligations and other short-term investments. As of December 31, 2005 and 2004, the amortized cost of securities available for sale approximated fair value. Securities available for sale at December 31, 2005 and 2004 consisted of the following:

	2005			
	Amortized Cost	**Unrealized Gain**	**Unrealized Loss**	**Fair Value**
Federal Government Agency Securities	**$ 3,042,548**	**$ -**	**$ (7,153)**	**$ 3,035,395**
	$ 3,042,548	**$ -**	**$ (7,153)**	**$ 3,035,395**

	2004			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Federal Government Agency Securities	$ 2,993,072	$ -	$ (16,376)	$ 2,976,696
	$ 2,993,072	$ -	$ (16,376)	$ 2,976,696

All securities available for sale at the end of 2005 will mature in 2006. No gains or losses were realized in 2005 or 2004.

Note 3 - INVENTORIES

Inventory also includes equipment shipped to customers but not yet recognized as a sale because either risk of loss has not transferred to the customer or the equipment requires complex installation services. The Company will recognize the sales and cost of sales for this equipment when the risk of loss transfers to the customer or when installation services are complete and collection of the resulting receivable is reasonably assured. Components of inventory as of December 31, 2005 and 2004 were as follows:

	2005	2004
Raw Materials	**$ 2,792,334**	$ 1,844,297
Work in Process	**911,586**	1,024,104
Finished Goods	**121,377**	162,497
Subtotal	**3,825,297**	3,030,898
Finished goods shipped, not recognized	**977,716**	1,845,779
Total	**$ 4,803,013**	$ 4,876,677

Equipment made available to prospective customers for evaluation is included in finished goods inventory at the lower of cost or market.

Note 4 - INCOME TAXES

Income tax benefit (expense) for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Current	Deferred	Total
2005			
U.S. Federal	**$ (35,100)**	**$ 54,436**	**$ 19,336**
State and local	**159,555**	**23,823**	**183,378**
	$ 124,455	**$ 78,259**	**$ 202,714**
2004			
U.S. Federal	$ (119,131)	$ (123,591)	$ (242,722)
State and local	(25,913)	(11,157)	(37,070)
	$ (145,044)	$ (134,748)	$ (279,792)
2003			
U.S. Federal	$ (42,115)	$ (53,606)	$ (95,721)
State and local	(5,488)	(4,415)	(9,903)
	$ (47,603)	$ (58,021)	$ (105,624)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred Tax Assets:		
Warranty reserve	**$ 67,245**	$ 83,005
Inventory obsolescence	**175,107**	131,335
Allowance for bad debts	**48,136**	61,870
Contract reserves	**37,577**	123,588
Vacation accrual	**52,256**	49,391
Unicap	**89,239**	84,768
Other taxes	**7,489**	-
Amortization	**87,381**	79,907
Other	**106,262**	82,190
Total deferred tax assets	**$ 670,692**	$ 696,054
Deferred Tax Liability:		
Other Taxes	**-**	(70,252)
Depreciation	**(60,844)**	(94,213)
Total deferred tax liabilities	**(60,844)**	(164,465)
Net current deferred tax assets	**$ 609,848**	$ 531,589

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The following table summarizes the differences between the Company's effective income tax (expense) benefit and the statutory federal tax (expense) benefit for the years ended December 31, 2005, 2004, and 2003:

	Year Ended December 31,		
	2005	**2004**	2003
Statutory federal income tax	**(17,405)**	(260,297)	(104,318)
Increase (decrease) resulting from:			
State and Local taxes, net of Federal income tax benefit	**236,003**	(24,466)	(6,536)
Permanent differences	**(22,564)**	3,692	18,052
Other	**6,679**	1,279	(12,822)
	202,714	(279,792)	(105,624)

The Company's effective tax rate was (396%), 36.5%, and 34.4% in 2005, 2004, and 2003, respectively. The effective tax rate of (396%) in 2005 resulted from an adjustment to current and deferred state tax liabilities because the Company settled tax obligations for amounts that were less than estimated and accrued.

Note 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment at December 31, 2005 and 2004 consist of the following:

	2005	2004	Estimated Useful life (Years)
Land	**$500,500**	$500,500	-
Building	**1,431,771**	1,431,771	31
Building Improvements	**647,211**	637,246	10
Machinery	**863,676**	863,262	5
Furniture and Fixtures	**229,436**	226,777	5
Computer Equipment	**1,669,763**	1,562,640	5
Automobiles	**70,817**	41,115	5
	5,413,174	5,263,311	
Less: Accumulated depreciation	**(3,810,133)**	(3,569,807)	
	$1,603,041	$1,693,504	

Depreciation expense charged to income was $238,759, $271,063 and $263,922 in 2005, 2004 and 2003, respectively.

NOTE 6 – ACQUISITIONS

On August 10, 2005, the Company purchased the outstanding stock of Newstec, Inc. (Newstec), a privately-held company located in Walpole, Massachusetts. Newstec manufactures and sells high-speed inserting equipment and controls designed to handle inserting requirements for the newspaper and commercial printing markets. The Company acquired Newstec to enhance its product offering and expand new product development capabilities.

The Company paid to the shareholders of Newstec (the "Sellers") $4,025,000 in cash and provided the Sellers an opportunity to receive additional consideration totaling $650,000 in Quipp, Inc. stock based upon criteria specified in the agreement. The purchase price was determined by arms-length negotiations between the parties. The cash portion of the purchase price was paid out of the Company's cash and securities on hand. To date, the total paid and accrued acquisition costs for the stock purchase amounted to $4,622,672 (inclusive of direct legal fees, consulting costs, accounting fees, investment banking fees, employee severance costs and other acquisition expenses). As of the date of this report, the Company has determined that the Sellers have earned approximately $250,000 of additional consideration. The Company will pay the additional consideration in Quipp, Inc. stock in accordance with the Share Purchase Agreement.

The acquisition was treated as a purchase transaction and the purchase price was allocated to the acquired assets and assumed liabilities based on the estimated fair value on the acquisition date. The Company hired an independent appraisal consultant to assist with the valuation of goodwill and other intangible assets. The purchase price was allocated as follows:

Cash Paid	4,455,720
Accrued Acquisition Costs	166,952
Liabilities Assumed:	
Current	4,361,091
Long Term	26,786
	9,010,549
Fair Value of Tangible Assets:	
Current Assets	3,846,261
Fixed Assets	40,602
Intangible Assets:	
Non-competition agreement	2,500,000
Customer lists	248,000
Trade names	253,000
Goodwill	2,122,686
	9,010,549

Of the total purchase price, $3,001,000 was allocated to amortizable intangible assets including tradenames, customer lists and non-competition agreements. Tradenames represents the value associated with customer recognition of the Newstec and NewsCom brand names. Customer lists represent Newstec's relationships with its installed base of customers. The Company entered into a non-competition agreement with the former principals of Newstec for a minimum term ending two years after the date the former principals of Newstec cease to be employed by the Company, subject to a minimum five year term.

Details of the amortizable intangibles follow:

Intangible Asset	Fair Value	Life
Tradename	253,000	10 Years
Customer Relationship	248,000	10 Years
Non-competition Agreement	2,500,000	7 Years

On March 6, 2003, pursuant to an Asset Purchase Agreement (the "Purchase Agreement"), the Company, through its subsidiary Quipp Systems, Inc. ("Quipp Systems"), completed the acquisition of certain assets (the "USA Leader Asset Purchase") of USA Leader, Inc., a Missouri corporation (the "Seller"). The assets acquired pursuant to the Purchase Agreement included the Seller's patent, know-how, drawings, tooling, customer list, other intellectual property, inventory, furniture, equipment and supplies. The Seller manufactured and sold proprietary inserting and collating equipment and stacking systems (the "Products") for the newspaper and commercial printing markets. In the newspaper industry, the Seller historically focused on small to intermediate sized publications, a market that has not been a traditional focus of the Company. The Company has continued the sale of the Products following the acquisition.

As consideration for the asset purchase, the Company paid the Seller $344,954 and 6,000 shares of common stock, $0.01 par value per share, of the Company. Also, the Company pays additional amounts ("Additional Consideration") consisting of a percentage of sales of the Products during the three years following the date of purchase.

The USA Leader Asset Purchase was treated as a purchase transaction and the acquisition price was allocated to the acquired assets and assumed liabilities based on the estimated fair value as of the acquisition date. The purchase price was allocated as follows:

Net liabilities			$ (112,066)
Less:	Acquisition costs		(321,993)
	Accrued contingent consideration		(23,207)
			(457,266)
Amortizable Intangible Assets:			
	Non-competion Agreement	150,000	
	Customer List	10,000	
	Patent	200,000	
	Acquired Technology	500,000	
			860,000
			402,734

As noted above, $860,000 was allocated to amortizable intangible assets including a customer list, non-competition agreements and patent and technology acquired as part of the asset purchase from USA Leader, Inc. Customer list represents USA Leader's relationships within its installed base of customers. The non-competition agreements were entered into with the former principals of USA Leader, Inc. Acquired technology and patent represents a combination of USA Leader's intellectual property, processes, patent and trade secrets developed through experience in design and development of the product lines acquired in the asset purchase.

Details of the amortizable intangibles follow:

Intangible Asset	Fair Value	Life
Customer List	$10,000	5 Years
Non-competition agreement	$150,000	5 Years
Patent	$200,000	17 Years
Acquired Technology	$500,000	7 Years

The consolidated statement of operations for the period ended December 31, 2005 includes the operating results of Newstec from the date of acquisition and includes the USA Leader Asset Purchase for the full year. The consolidated operations for the period ended December 31, 2004 include the operating results of the USA Leader Asset Purchase for the full year. The consolidated operations for the period ended December 31, 2003 include results of the USA Leader Asset Purchase from the date of acquisition. The following unaudited pro forma results of operation of the Company for the periods ended December 31, 2005, 2004, and 2003 assume the acquisition of Newstec and the USA Leader Asset Purchase occurred as of January 1, 2003. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations that would have actually occurred had the acquisition of assets occurred on the dates indicated.

Unaudited Pro forma

	December 31, 2005	December 31, 2004	December 31, 2003
Net Sales	**$32,305,883**	$32,618,955	$ 24,457,827
Net Income	**$316,742**	$524,055	($746,481)
Basic income (loss) per share	**$0.22**	$0.36	$(0.52)
Diluted income (loss) per share	**$0.22**	$0.36	$(0.52)
Basic average number of shares outstanding	**1,448,189**	1,448,189	1,448,189
Diluted average number of shares outstanding	**1,448,189**	1,449,911	1,448,189

Note 7 - DEBT

On March 25, 2005, we entered into a line of credit agreement with Merrill Lynch Business Financial Services, Inc. Under the terms of the agreement, we can borrow up to $3,000,000 subject to a limit based on eligible accounts receivable and inventory. Borrowings are secured by all accounts receivable, inventory, intangibles and contract rights as well as securities with value of no less than $1,000,000. Interest is payable monthly at a rate equal to the one-month LIBOR rate plus 2.4%. The Agreement expires on April 30, 2006 and is subject to renewal in accordance with terms specified in the agreement. As of the date of this report, we have not drawn on the line of credit.

Long-term debt consisted of the following at December 31, 2005 and 2004:

	2005	2004
$2,340,000 Variable Rate Industrial Revenue Bond secured by a letter of credit payable in annual installments of $100,000 in 2006 and 2007 and $150,000 in 2008 and bore interest at 2.6% and 1.6% in 2005 and 2004, respectively	$350,000	$450,000
4.99% automobile loan, principal and interest of $848 due monthly through 2008	$23,096	-
Less: current portion	$(109,088)	$(100,000)
Long term debt, net of current portion	$264,008	350,000

Debt maturities by year is as follows:

2006	2007	2008
$109,088	$109,701	$154,307

Note 8 - LEASES

The Company leases certain premises under operating leases. At December 31, 2005, the minimum future lease obligation under the long term lease obligation is as follows:

2006	$61,092
2007	41,479
2008	41,479
2009	3,457
	$147,506

Rent expense in 2005 was $66,725.

Note 9 - STOCK OPTION PLANS

Equity Compensation Plan - The Quipp, Inc. Equity Compensation Plan (Equity Compensation Plan) provides for grants of stock options and stock-based awards to employees, directors, consultants and advisors of the Company. Stock options issued in connection with the Equity Compensation Plan are granted with an exercise price per share equal to the fair market value of a share of Company common stock at the date of grant. All stock options have five to ten-year maximum terms and vest, either immediately, or within four years of grant date. The total number of shares of common stock issuable under the Equity Compensation Plan is 600,000. At December 31, 2005, 2004 and 2003 there were 106,889, 77,764, and 92,764 shares available for grant under the Equity Compensation Plan.

Stock option activity during the periods indicated is as follows:

	Options		Nonqualified Options	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Balance at December 31, 2002	95,875	$ 15.39	40,000	$ 14.95
Cancellations	(33,250)	14.83	-	-
Balance at December 31, 2003	62,625	$ 15.69	40,000	$ 14.95
Issued	10,000	$ 13.60	15,000	$ 13.88
Cancellations	-	-	(10,000)	$ 14.00
Balance at December 31, 2004	72,625	$ 15.40	45,000	$ 14.80
Cancellations	(29,125)	$ 17.50	(5,000)	$ 17.50
Balance at December 31, 2005	43,500	$ 13.99	40,000	$ 14.47

At December 31, 2005, 2004, and 2003 the number of shares underlying exercisable options were 76,000, 105,625, and 98,625, respectively, the weighted average exercise price of those options was $14.28, $15.31, and $15.43, respectively. The range of exercise prices and remaining contractual life of outstanding options was $13.60 to $17.13, and .5 to 9 years at December 31, 2005 as indicated in the table below.

Range of Exercise Prices	Options Outstanding	Options Exercisable	Remaining Contractual Life
$13.60 - $14.98	78,500	71,000	.5 to 9 years
$17.13	5,000	5,000	2.5
	83,500	76,000	

The weighted-average exercise price of options outstanding at December 31, 2005 was $14.22

Note 10 - EARNINGS PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Diluted net income (loss) per share gives effect to stock options considered to be potential common shares, if dilutive, computed using the treasury stock method. The following table presents the calculation for the number of shares used in the basic and diluted net income (loss) per share computations:

	2005	2004	2003
Net income (loss)	**$253,904**	485,786	$201,194
Shares			
Basic Shares	**1,429,929**	1,423,775	1,422,707
Common stock equivalents from option plan	-	1,722	-
Diluted	**1,429,929**	1,425,497	1,422,707
EPS			
Basic	**$ .18**	$ .34	$ .14
Diluted	**$ .18**	$ .34	$ .14

Note 11 - MAJOR CUSTOMERS AND SALES BY GEOGRAPHIC AREA

For the years ended December 31, 2005, 2004, and 2003, no single newspaper customer accounted for ten percent or more of our net sales. A number of our newspaper customers are part of large newspaper chains, including newspaper chains that are part of larger media groups. Management believes that purchase decisions regarding individual pieces of equipment are made by the individual newspapers, while decisions regarding the purchase of complex systems involve input from the corporate office of the newspaper chain or media group. Newspapers owned by Gannett Co, Inc. and The New York Times Company each accounted for 11% of our net sales in 2005. Newspapers owned by Gannett Co, Inc. and Advance Publications, Inc. accounted for 17% and 10% of our net sales in 2004, respectfully. Newspapers owned by Advance Publications, Inc. and Gannett Co, Inc. accounted for 15% and 10% of our net sales in 2003, respectively. Since our equipment is designed to have an extended life, our largest individual newspaper customers usually change from year to year.

We sell most of our products to newspaper publishers in the United States. Our foreign sales accounted for 7%, 9%, and 11% of total sales in 2005, 2004, and 2003, respectively. The following table indicates the amount of sales by geographic area during the past three years:

SALES BY GEOGRAPHIC AREA

	2005	2004	2003
United States	**$24,096,107**	$22,517,519	$17,353,571
Canada	**564,362**	1,821,042	1,478,233
Latin America	**613,421**	302,213	400,462
Europe	**1,354**	-	130,681
Other	**507,635**	49,281	157,746
	$25,782,879	$24,690,055	$19,520,693

Note 12 - EMPLOYEE BENEFIT PLAN

The Quipp Systems, Inc. Employee Savings and Investment Plan (the Savings Plan), is a defined contribution plan that covers substantially all full-time employees. The Savings Plan permits eligible employees to contribute up to 20% of annual compensation, subject to the maximum allowable contribution limits of Sections 415, 401(k) and 404 of the Internal Revenue Code. The Company matches employee contributions to the Savings Plan at the rate of 60% for the first 8% of compensation deferred by each participant. The amount contributed by the Company in 2005, 2004, and 2003, was $182,417, $122,531, and $110,698 respectively.

Beginning January 1, 2005, the Company implemented a Supplemental Executive Retirement Program (the "SERP") for certain Company employees. The SERP provides for three-year performance periods, and the Company will make common stock allocations to participant accounts following the end of each performance period. The total amount of allocations following the end of each performance period will be equal to five percent of the Company's net income during the three years in the performance period, as reported in the Company's annual reports on Form 10-K, up to a maximum dollar amount specified by the Company's Corporate Governance and Compensation Committee of the Company's Board of Directors. During 2005 the Company charged $14,000 related to the SERP to selling, general and administrative expenses.

Note 13 – QUARTERLY SUMMARY OF KEY FINANCIAL DATA

Quarterly Summary
(In thousands, except per share amounts)
(Unaudited)

Quarter Ended	March 31,	June 30,	September 30,	December 31,
2005				
Net Sales	$8,275	$5,441	$7,069	$4,998
Gross Profit	1,907	1,629	1,618	1,117
Operating Profit (Loss)	176	183	269	(750)
Net Income (Loss)	129	156	442	(473)
Basic income (loss) per common share	$0.09	$0.11	$0.31	($0.33)
Diluted income (loss) per common share	$0.09	$0.11	$0.31	($0.33)
2004				
Net Sales	$5,789	$7,296	$5,309	$6,296
Gross Profit	1,570	1,862	1,155	1,850
Operating (Loss) Profit	128	54	(93)	370
Net (Loss) Income	91	150	(28)	273
Basic (loss) income per common share	$0.06	$0.11	($0.02)	$0.19
Diluted (loss) income per common share	$0.06	$0.10	($0.02)	$0.19

Note 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, securities available for sale, accounts receivable, other assets, prepaid expenses and other current assets, long-term debt, accounts payable, accrued salaries and wages and other accrued liabilities approximate fair value based on their short term maturities.

Note 15 – GOODWILL

The changes in the carrying value of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance as of January 1	$ 68,161	$ 98,093
Newstec, Inc. Stock Acquisition	2,122,686	-
Impairment loss	-	(29,932)
Balance as of December 31	$2,190,847	$ 68,161

In 2005, the Company acquired Newstec, Inc. (See Note 6). The amount of the purchase price assigned to goodwill from this purchase amounted to $2,122,686. Prior to this acquisition, the Company's goodwill resulted from the purchase of certain assets of Hall Processing Systems in 1994.

The Company reviews the operating profit and cash flow expected from these assets, at least, annually. The Company recognized an impairment loss of $29,932 in 2004. The impairment write-off was charged to selling, general and administrative expenses.

Note 16 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is exposed to litigation and other asserted and unasserted claims. In the opinion of management, the resolution of these matters would not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 17 – RECENT PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Shared-based Payment" ("SFAS 123R"). This statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. The Company is required to adopt SFAS 123R in the first quarter of 2006. SFAS 123R requires that the fair value of all stock option awards issued to employees be recorded as an expense over the related vesting period. The Statement also requires the recognition of compensation expense for fair value of any unvested stock option awards outstanding at the date of adoption. The Company is evaluating this statement.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt SFAS 151 effective January 1, 2006. The Company is evaluating this statement, but expects no material impact upon adoption.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Company is required to adopt SFAS 154 beginning January 1, 2006 and it will have no material impact upon adoption.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A – CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and principal financial officer concluded that, due to the material weakness described under "Change in Internal Control over Financial Reporting" below, our disclosure controls and procedures as of the end of the period covered by this report were not functioning effectively to provide reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Change in Internal Control over Financial Reporting

Management has identified a material weakness in our internal control over financial reporting as of the end of the period covered by this report based on its determination that we lacked effective controls over the processes and procedures involved in the calculation of current and deferred income tax liabilities related to state income taxes. Specifically, our calculation for state income tax understated our tax expense. The error was identified by our independent auditors as part of their audit of the financial statements included in this report. As a result, we recorded adjustments in the consolidated financial statements. Effective in the first quarter of 2006, we have determined to expand the scope of our existing engagement with our tax accountants (who are not our independent auditors) to include quarterly tax calculations as well as calculations for the full year.

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

This information (other than the information relating to executive officers included in Part I) will be included in our Proxy Statement relating to our Annual Meeting of Shareholders or in an amendment to this report, which will be filed within 120 days after the close of our fiscal year covered by this report, and, if applicable, is hereby incorporated by reference to such Proxy Statement.

ITEM 11 – EXECUTIVE COMPENSATION

This information will be included in our Proxy Statement relating to our Annual Meeting of Shareholders or in an amendment to this report, which will be filed within 120 days after the close of our fiscal year covered by this report, and, if applicable, is hereby incorporated by reference to such Proxy Statement.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information, as of December 31, 2005, regarding securities issuable under our 1996 Equity Compensation Plan, which is our only equity compensation plan currently in effect and was approved by our shareholders.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	83,500	$ 14.22	106,889
Equity compensation plans not approved by security holders	-	-	-
Total	83,500	$ 14.22	106,889

Other information required to be disclosed in this Item will be included in our proxy statement relating to our Annual Meeting of Shareholders or in an amendment to this report, which will be filed within 120 days after the close of our fiscal year covered by this report, and, if applicable, is hereby incorporated by reference to such Proxy Statement

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable

ITEM 14 – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

This information will be included in our Proxy Statement relating to our Annual Meeting of Shareholders or in an amendment to this report, which will be filed within 120 days after the close of our fiscal year covered by this report, and, if applicable, is hereby incorporated by reference to such Proxy Statement.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1 Financial Statements - See "Index to Financial Statements" in Item 8

2 Schedule II – Valuation and Qualifying Accounts. All other schedules are omitted because they are inapplicable.

3 Exhibits (Note: The file number of all referenced reports and registration statements, is 0-14870.)

Exhibit No.

3.1 Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

3.2 By-Laws, as amended (Incorporated by reference to Exhibit 3.3 to Registrants Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.1 Rights Agreement, dated as of March 3, 2003, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate attached as Exhibit A (incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form 8-A, filed March 3, 2003).

4.2 First Amendment to Rights Agreement, dated as of February 26, 2006, between the Registrant and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed March 1, 2006).

*10.1 Quipp, Inc. Equity Compensation Plan, as amended (incorporated by reference to Exhibit A to the Registrant's Proxy Statement relating to the Registrant's 2005 Annual Meeting of Stockholders).

*10.2 Quipp, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed on October 31, 2005).

*10.3 Quipp Inc. Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

*10.4 Change of Control Agreement, dated as of December 23, 2000, among the Registrant, Quipp Systems, Inc. and Christer Sjogren. (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000). Identical agreements, also dated as of December 23, 2000, were entered into with David Switalski and Angel Arrabal. In accordance with Instruction 2 of Item 601 of Regulation S-K, those agreements need not be filed with this report.

*10.5 Change of Control Agreement, dated as of October 28, 2005, among the Registrant, Quipp Systems, Inc. and Eric Bello (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K, filed October 31, 2005).

*10.6 Employment Agreement, dated October 25, 2005, between the Registrant and Michael S. Kady (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, filed October 31, 2005).

*10.7 Employment Agreement, dated August 10, 2005, between the Registrant and John F. Connors III (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed August 16, 2005).

*10.8 Summary of Directors' Compensation.

10.9 *Share* Purchase Agreement, dated August 10, 2005, among the Registrant, John F. Connors III and Terence B Connors (incorporated by reference to *Exhibit* 2.1 *to the* Registrant's Current Report on Form 8-K, filed August 16, 2005).

22 Subsidiaries of the Registrant.

23 Consent of KPMG LLP.

31.1 Certificate of the Chief Executive Officer of the Registrant required by Rule 13a-14(a) under the Securities Exchange Act of 1934.

31.2 Certificate of the principal financial officer of the Registrant required by Rule 13a-14(a) under the Securities Exchange Act of 1934 .

32.1 Certificate of the Chief Executive Officer of the Registrant required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and U.S.C. Section 1350.

32.2 Certificate of the principal financial officer of the Registrant required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and U.S.C. Section 1350.

* Constitutes management *contract or* compensatory plan or arrangement required to be filed as an exhibit to this form.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

Quipp, Inc.

Date: March 29, 2005

By: / s / Michael S. Kady
MICHAEL S. KADY
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/ s / Michael S. Kady MICHAEL S. KADY	Chief Executive Officer and Director	March 29, 2006
/ s / William A. Dambrackas WILLIAM A. DAMBRACKAS	Director	March 29, 2006
/ s / Lawrence J. Gibson LAWRENCE J. GIBSON	Director	March 29, 2006
/ s / Cristina H. Kepner CRISTINA H. KEPNER	Director	March 29, 2006
/ s / Arthur J. Rawl ARTHUR J. RAWL	Director	March 29, 2006
/ s / Robert C. Strandberg ROBERT C. STRANDBERG	Director	March 29, 2006
/ s / Eric Bello ERIC BELLO	Director of Finance and Treasurer (Principal Financial and Accounting Officer)	March 29, 2006

QUIPP, INC.
ANNUAL REPORT ON FORM 10-K
EXHIBIT INDEX

Exhibit

3.1 Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

3.2 By-Laws, as amended (Incorporated by reference to Exhibit 3.3 to Registrants Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.3 Rights Agreement, dated as of March 3, 2003, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate attached as Exhibit A (incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form 8-A, filed March 3, 2003).

4.4 First Amendment to Rights Agreement, dated as of February 26, 2006, between the Registrant and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed March 1, 2006).

*10.1 Quipp, Inc. Equity Compensation Plan, as amended (incorporated by reference to Exhibit A to the Registrant's Proxy Statement relating to the Registrant's 2005 Annual Meeting of Stockholders).

*10.2 Quipp, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed on October 31, 2005).

*10.3 Quipp Inc. Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

*10.4 Change of Control Agreement, dated as of December 23, 2000, among the Registrant, Quipp Systems, Inc. and Christer Sjogren. (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000). Identical agreements, also dated as of December 23, 2000, were entered into with David Switalski and Angel Arrabal. In accordance with Instruction 2 of Item 601 of Regulation S-K, those agreements need not be filed with this report.

*10.5 Change of Control Agreement, dated as of October 28, 2005, among the Registrant, Quipp Systems, Inc. and Eric Bello (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K, filed October 31, 2005).

*10.6 Employment Agreement, dated October 25, 2005, between the Registrant and Michael S. Kady (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, filed October 31, 2005).

*10.7 Employment Agreement, dated August 10, 2005, between the Registrant and John F. Connors III (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed August 16, 2005).

*10.8 Summary of Directors' Compensation.

10.9 Share Purchase Agreement, dated August 10, 2005, among the Registrant, John F. Connors III and Terence B Connors (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed August 16, 2005).

22 Subsidiaries of the Registrant.

23 Consent of KPMG LLP.

31.1 Certificate of the Chief Executive Officer of the Registrant required by Rule 13a-14(a) under the

Securities Exchange Act of 1934.

31.2 Certificate of the principal financial officer of the Registrant required by Rule 13a-14(a) under the Securities Exchange Act of 1934 .

32.1 Certificate of the Chief Executive Officer of the Registrant required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and U.S.C. Section 1350.

32.2 Certificate of the principal financial officer of the Registrant required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and U.S.C. Section 1350.

* Constitutes management contract or compensatory plan or arrangement required to be filed as an exhibit to this form.

QUIPP, INC. AND SUBSIDIARY
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

	Balance, beginning of year	(a) Charged to Expenses	(b) Write-offs	(c) Newstec Acquisition	Balance, End of year
Year ended December 31, 2005:					
Allowance for doubtful accounts	167,705	(16,545)	(30,126)	26,806	147,840
Year ended December 31, 2004:					
Allowance for doubtful accounts	229,546	117,990	(179,831)	-	167,705
Year ended December 31, 2003:					
Allowance for doubtful accounts	165,000	64,546	-	-	229,546

	Balance, beginning of year	Accrued warranty costs	(d) Payments in kind	(c) Newstec Acquisition	Balance, End of year
Year ended December 31, 2005:					
Accrued warranty	231,857	104,232	(157,136)	84,166	263,119
Year ended December 31, 2004:					
Accrued warranty	261,917	258,872	(288,932)	-	231,857
Year ended December 31, 2003:					
Accrued warranty	219,950	186,998	(145,031)	-	261,917

(a) Charges to expense result from increases or decreases to our allowance for doubtful accounts due to the assessment of the collectability of customer accounts and the aging of our accounts receivable.

(b) We write-off trade accounts when we have exhausted all reasonable efforts to collect outstanding receivable balances.

(c) Changes in valuation account resulting from acquisition of Newstec in August 2005.

(d) Payments in kind represent cost to repair or replace defective items.

CERTIFICATIONS

Exhibit 31.1

I, Michael S. Kady, certify that:

1. I have reviewed this annual report on Form 10-K of Quipp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/ s / MICHAEL S. KADY
Michael S. Kady
Chief Executive Officer

Date: March 29, 2006

Exhibit 31.2

I, Eric Bello, certify that:

1. I have reviewed this annual report on Form 10-K of Quipp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/ s / ERIC BELLO
Eric Bello
Treasurer (principal financial officer)

Date: March 29, 2006

Exhibit 32.1

Quipp, Inc.

Certification by the Chief Executive Officer
Required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350

I, Michael S. Kady, Chief Executive Officer of Quipp, Inc., a Florida corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

* * *

/ s / MICHAEL S. KADY
Michael S. Kady
Chief Executive Officer

Date: March 29, 2006

Exhibit 32.2

Certification by the Principal Financial Officer
Required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350

I, Eric Bello, Treasurer (principal financial officer) of Quipp, Inc., a Florida corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

* * *

/ s / ERIC BELLO
Eric Bello
Treasurer (principal financial officer)

Date: March 29, 2006

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Investor Information

Nasdaq Stock Symbol: QUIP

Stock Transfer Agent:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

General Counsel:
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Independent Public Accountant:
KPMG LLP
One Biscayne Tower
Miami, FL 33131

Reports and Publications:
A copy of the Company's 2005 Form 10-K filed with the Securities and Exchange Commission can be obtained upon written request to:

Corporate Relations Department
Quipp, Inc.
4800 N.W. 157th Street
Miami, FL 33014-6434

Common Stock Market Information

The following table sets forth high and low sales prices of the Common Stock of Company as reported on the Nasdaq Global Market for each calendar quarter in 2004 and 2005:

	2005		2004	
	High	**Low**	High	Low
First Quarter	**$13.20**	**$11.50**	$19.49	$11.50
Second Quarter	**18.49**	**9.62**	16.00	13.88
Third Quarter	**15.40**	**10.93**	14.97	13.04
Fourth Quarter	**12.21**	**9.79**	14.00	12.45

Quipp did not pay any dividends in 2004 or 2005.

Board of Directors

Quipp, Inc.

*Michael S. Kady**
President and CEO
Quipp, Inc.

*Cristina H. Kepner******
Chairman of the Board
Quipp, Inc.

*Lawrence J. Gibson*****
President
Gibson Consulting

*Arthur J. Rawl***
Chairman and CEO of Rawl & Associates

*William A. Dambrackas****
Executive Vice President, Advanced Technology
Avocent Corporation

*Robert C. Strandberg***
President Mattern Holdings, Inc.

**Also Director of Quipp Systems, Inc., and Newstec, Inc.*

***Member of the Audit Committe*

****Member of the Corporate Governance and Compensation Committee and Director of Quipp Systems, Inc.*

*****Member of the Corporate Governance and Compensation Committee and Director of Quipp Systems, Inc.*

******Member of both the Audit Committee and the Corporate Governance and Compensation Committee*

Officers

Quipp, Inc.

Michael S. Kady
President and CEO

John F. Connors III
Vice President of Corporate Development

Eric Bello
Vice President of Finance and CFO

Quipp Systems, Inc.

Michael S. Kady
President

Angel E. Arrabal
Vice President of Sales and Marketing

Eric Bello
Vice President of Finance and CFO

Christer A. Sjogren
Executive Vice President

David Switalski
Vice President of Operations

Mohammed Jamil
Vice President of Customer Service

Newstec, Inc.

John F. Connors III
President

Terence B. Connors
Vice President of Sales and Marketing

Eric Bello
Secretary and Treasurer

QUIPP NEWSTEC

The Intelligent Post Press Solution

Quipp, Inc.

4800 N.W. 157 Street, Miami, FL 33014 • P.305.623.8700 • F.305.623.0980
www.quipp.com • www.newstec.com • info@quipp.com